Novartis Fourth Quarter and Full Year 2024

Condensed Financial Report – Supplementary Data

NOVARTIS | Reimagining Medicine

Novartis Fourth Quarter and Full Year 2024 Condensed Financial Report – Supplementary Data

INDEX
Page
COMPANY OPERATING PERFORMANCE REVIEW
Continuing operations
4
Discontinued operations
10
Total Company
10
COMPANY CASH FLOW AND BALANCE SHEET
11
INNOVATION REVIEW
15
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Consolidated income statements
17
Consolidated statements of comprehensive income
19
Consolidated balance sheets
20
Consolidated statements of changes in equity
21
Consolidated statements of cash flows
23
Notes to condensed consolidated financial statements
25
SUPPLEMENTARY INFORMATION
47
CORE RESULTS - Reconciliation from IFRS® Accounting Standards results to non-IFRS measure core results
49
Total Company
50
Discontinued operations
52
FREE CASH FLOW
53
ADDITIONAL INFORMATION
Net debt
56
Share information
56
Effects of currency fluctuations
57
DISCLAIMER
58

Company
Key figures
Fourth quarter and full year
(USD millions unless indicated otherwise)	Q4 2024 USD m	Q4 2023 USD m	% change USD	% change cc 1	FY 2024 USD m	FY 2023 USD m	% change USD	% change cc 1

Net sales from continuing operations	13 153	11 423	15	16	50 317	45 440	11	12

Other revenues	405	353	15	15	1 405	1 220	15	15

Cost of goods sold	-3 324	-3 022	-10	-10	-12 827	-12 472	-3	-3

Gross profit from continuing operations	10 234	8 754	17	18	38 895	34 188	14	16

Selling, general and administration	-3 501	-3 444	-2	-2	-12 566	-12 517	0	-1

Research and development	-2 842	-2 567	-11	-11	-10 022	-11 371	12	12

Other income	298	450	-34	-33	1 175	1 772	-34	-34

Other expense	-659	-611	-8	-9	-2 938	-2 303	-28	-26

Operating income from continuing operations	3 530	2 582	37	39	14 544	9 769	49	55

% of net sales	26.8	22.6			28.9	21.5

Loss from associated companies	-3	-6	50	46	-38	-13	-192	-179

Interest expense	-275	-217	-27	-28	-1 006	-855	-18	-21

Other financial income and expense	33	18	83	-12	140	222	-37	-9

Income before taxes from continuing operations	3 285	2 377	38	38	13 640	9 123	50	55

Income taxes	-465	261	nm	nm	-1 701	-551	-209	-221

Net income from continuing operations	2 820	2 638	7	6	11 939	8 572	39	45

Net income from discontinued operations		5 842	nm	nm		6 282	nm	nm

Net income	2 820	8 480	nm	nm	11 939	14 854	nm	nm

Basic earnings per share from continuing operations (USD)	1.42	1.29	10	10	5.92	4.13	43	49

Basic earnings per share from discontinued operations (USD)		2.85	nm	nm		3.02	nm	nm

Total basic earnings per share (USD)	1.42	4.14	nm	nm	5.92	7.15	nm	nm

Net cash flows from operating activities from continuing operations	4 193	2 547	65		17 619	14 220	24

Non-IFRS measures [1]

Free cash flow from continuing operations	3 635	2 141	70		16 253	13 160	24

Core operating income from continuing operations	4 859	3 821	27	29	19 494	16 372	19	22

% of net sales	36.9	33.5			38.7	36.0

Core net income from continuing operations	3 933	3 126	26	29	15 755	13 446	17	21

Core basic earnings per share from continuing operations (USD)	1.98	1.53	29	33	7.81	6.47	21	24

[1] Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 47. Unless otherwise noted, all growth rates in this release refer to same period in prior-year.

nm = not meaningful

Strategy
Our focus
In 2023, Novartis completed its transformation into a “pure-play” innovative medicines business. We have a clear focus on four core therapeutic areas (cardiovascular-renal-metabolic, immunology, neuroscience and oncology), with multiple significant in-market and pipeline assets in each of these areas, that address high disease burden and have substantial growth potential. In addition to two established technology platforms (chemistry and biotherapeutics), three emerging platforms (gene & cell therapy, radioligand therapy and xRNA) are being prioritized for continued investment into new R&D capabilities and manufacturing scale. Geographically, we are focused on growing in our priority geographies – the US, China, Germany and Japan.
Our priorities
1. Accelerate growth: Renewed attention to deliver high-value medicines (NMEs) and focus on launch excellence, with a rich pipeline across our core therapeutic areas.
2. Deliver returns: Continuing to embed operational excellence and deliver improved financials. Novartis remains disciplined and shareholder-focused in our approach to capital allocation, with substantial cash generation and a strong capital structure supporting continued flexibility.
3. Strengthening foundations: Unleashing the power of our people, scaling data science and technology and continuing to build trust with society.
Financials
Following the September 15, 2023, shareholder approval of the spin-off of Sandoz, Novartis reported its consolidated financial statements as “continuing operations” and “discontinued operations.”
Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business and the continuing corporate activities. Discontinued operations include the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off.
While the commentary below focuses on continuing operations, we also provide information on discontinued operations.
Continuing operations
Fourth quarter
Net sales
Net sales were USD 13.2 billion (+15%, +16% cc), with volume contributing 15 percentage points to growth. Generic competition had a negative impact of 1 percentage point and pricing had a positive impact of 2 percentage points, benefiting from revenue deduction adjustments mainly in the US. Sales in the US were USD 6.0 billion (+26%) and in the rest of the world USD 7.2 billion (+7%, +9% cc).
Sales growth was mainly driven by continued strong performance from Entresto (USD 2.2 billion, +33%, +34% cc), Kesimpta (USD 950 million, +48%, +49% cc), Kisqali (USD 902 million, +48%, +52% cc), Cosentyx (USD 1.6 billion, +22%, +24% cc), and Leqvio (USD 223 million, +81%, +83% cc), partly offset by erosion due to generic competition, mainly for Lucentis and Gilenya.
In the US (USD 6.0 billion, +26%), sales growth was mainly driven by Entresto, Cosentyx, Kisqali and Kesimpta. In Europe (USD 4.0 billion, +7%, +8% cc), sales growth was mainly driven by Kesimpta, Entresto, Pluvicto, Kisqali, Leqvio and Jakavi, partly offset by increased generic competition for Lucentis and Gilenya. Sales in emerging growth markets were USD 2.9 billion (+6%, +9% cc), including USD 0.8 billion of sales from China (+8%, +7% cc).
Operating income
Operating income was USD 3.5 billion (+37%, +39% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Operating income margin was 26.8% of net sales, increasing 4.2 percentage points (+4.5 percentage points in cc). Other revenue as a percentage of net sales was in line with the prior-year quarter. Cost of goods sold as a percentage of net sales decreased by 1.2 percentage points (cc). R&D expenses as a percentage of net sales decreased by 0.9 percentage points (cc). SG&A expenses as a percentage of net sales decreased by 3.6 percentage points (cc). Other income and expense as a percentage of net sales decreased the margin by 1.2 percentage points (cc).
Core adjustments were USD 1.3 billion, mainly due to amortization, broadly in line with prior-year quarter.
Core operating income was USD 4.9 billion (+27%, +29% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Core operating income margin was 36.9% of net sales, increasing 3.4 percentage points (+3.7 percentage points cc). Core other revenue as a percentage of net sales was in line with the prior year quarter. Core cost of goods sold as a percentage of net sales increased by 0.4 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 0.6 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 3.6 percentage points (cc). Core other income and expense as a percentage of net sales decreased the margin by 0.1 percentage points (cc).
Interest expense and other financial income/expense
Interest expense amounted to USD 275 million compared with USD 217 million in the prior year mainly due to an increase in financial debts. Other financial income and expense amounted to an income of USD 33 million, broadly in line with prior-year quarter.
Core other financial income and expense amounted to an income of USD 83 million compared with USD 137 million in the prior year mainly due to higher currency losses.
Income taxes
The tax rate in the fourth quarter was 14.2% compared with -11.0% in the prior year. The current year tax rate was impacted by various other one-off items that mostly offset and the effect of adjusting to the full year actual rate which was lower than previously estimated. The prior year rate was favorably impacted by the effect of tax benefits from the write-down in investments in subsidiaries, non-taxable net gains on unrealized foreign currency results, recognition of deferred tax assets on prior years tax loss carryforwards, other items including impact of tax rate changes, and the effect of adjusting to the full year actual rate which was lower than previously estimated. Excluding these impacts, the tax rate in the fourth quarter would have been 15.0% compared with 14.5% in the prior year. The increase from the prior year was mainly the result of a change in profit mix and the impact of a tax charge related to the expansion of products included in the Swiss patent box regime, and the impact of a Pillar Two tax charge in Switzerland.
The core tax rate (core taxes as a percentage of core income before tax) was 15.7% compared with 16.3% in the prior year. The current and prior year core tax rates were both impacted by the effect of adjusting to the full year actual rate, a tax charge related to the expansion of products included in the Swiss patent box regime, and the impact of a Pillar Two tax charge in Switzerland.
Net income, EPS and free cash flow
Net income was USD 2.8 billion (+7%, +6% cc), mainly driven by higher operating income, partly offset by higher income taxes, mainly resulting from higher income before taxes in the current year and non-recurring tax benefits in the prior year. EPS was USD 1.42 (+10%, +10% cc), benefiting from the lower weighted average number of shares outstanding.
Core net income was USD 3.9 billion (+26%, +29% cc), mainly due to higher core operating income. Core EPS was USD 1.98 (+29%, +33% cc), benefiting from the lower weighted average number of shares outstanding.
Net cash flow from operating activities from continuing operations amounted to USD 4.2 billion (+65% USD) compared to USD 2.5 billion in the prior-year quarter. Free cash flow from continuing operations amounted to USD 3.6 billion (+70% USD), compared with USD 2.1 billion in the prior-year quarter, driven by higher net cash flows from operating activities from continuing operations.

Full year
Net sales
Net sales were USD 50.3 billion (+11%, +12% cc), with volume contributing 14 percentage points to growth. Generic competition had a negative impact of 2 percentage points and pricing was flat. Sales in the US were USD 21.1 billion (+18%) and in the rest of the world USD 29.2 billion (+6%, +8% cc).
Sales growth was mainly driven by continued strong performance from Entresto (USD 7.8 billion, +30%, +31% cc), Cosentyx (USD 6.1 billion, +23%, +25% cc), Kesimpta (USD 3.2 billion, +49%, +49% cc), Kisqali (USD 3.0 billion, +46%, +49% cc), Pluvicto (USD 1.4 billion, +42%, +42% cc) and Leqvio (USD 754 million, +112%, +114% cc), partly offset by erosion due to generic competition, mainly for Lucentis and Gilenya, and the Xiidra® divestment.
In the US (USD 21.1 billion, +18%), sales growth was mainly driven by Entresto, Cosentyx, Kesimpta, Kisqali, Pluvicto and Leqvio, partly offset by the Xiidra® divestment and the impact of generic competition on Gilenya. In Europe (USD 15.6 billion, +4%, +5% cc), sales growth was mainly driven by Entresto, Kesimpta, Pluvicto and Kisqali, partly offset by erosion due to generic competition, mainly for Lucentis and Gilenya. Sales in emerging growth markets were USD 12.9 billion (+11%, +15% cc), including USD 3.9 billion of sales from China (+19%, +21% cc).
Operating income
Operating income was USD 14.5 billion (+49%, +55% cc), mainly driven by higher net sales, lower impairments, amortization and restructuring charges, partly offset by prior-year one-time income from legal matters and higher R&D investments. Operating income margin was 28.9% of net sales, increasing 7.4 percentage points (+8.1 percentage points in cc). Other revenue as a percentage of net sales increased by 0.1 percentage points (cc). Cost of goods sold as a percentage of net sales decreased by 2.3 percentage points (cc). R&D expenses as a percentage of net sales decreased by 5.4 percentage points (cc). SG&A expenses as a percentage of net sales decreased by 2.8 percentage points (cc). Other income and expense as a percentage of net sales decreased the margin by 2.5 percentage points (cc).
Core adjustments were USD 5.0 billion, mainly due to amortization and impairments, compared with USD 6.6 billion in the prior year. Core adjustments decreased compared with the prior year, mainly due to lower impairments, amortization and restructuring charges, partly offset by prior-year one-time income from legal matters.
Core operating income was USD 19.5 billion (+19%, +22% cc), mainly driven by higher net sales, partly offset by higher R&D investments. Core operating income margin was 38.7% of net sales, increasing 2.7 percentage points (+3.3 percentage points cc). Core other revenue as a percentage of net sales increased by 0.1 percentage points (cc). Core cost of goods sold as a percentage of net sales increased by 0.3 percentage points (cc). Core R&D expenses as a percentage of net sales decreased by 0.7 percentage points (cc). Core SG&A expenses as a percentage of net sales decreased by 2.6 percentage points (cc). Core other income and expense as a percentage of net sales increased the margin by 0.2 percentage points cc.
Interest expense and other financial income/expense
Interest expense amounted to USD 1.0 billion compared with USD 855 million in the prior year mainly due to an increase in financial debts. Other financial income and expense amounted to an income of USD 140 million, broadly in line with the prior year.
Core other financial income and expense amounted to an income of USD 295 million compared with an income of USD 430 million in the prior year, mainly due to lower interest income and higher currency losses.
Income taxes
The tax rate was 12.5% compared with 6.0% in the prior year period. The current year tax rate was favorably impacted by the effect of changes in uncertain tax positions and other items that mostly offset. The prior year tax rate was favorably impacted by the effect of tax benefits from the write-down of investments in subsidiaries, non-taxable net gains on unrealized foreign currency results, recognition of deferred tax assets on prior years tax loss carryforwards, non-taxable income related to legal matters, and other items including impact of tax rate changes. Excluding these impacts, the current year tax rate would have been 15.0% compared with 15.3% in the prior year period. The decrease from the prior year was mainly the result of a change in profit mix, partially offset by the impact of a tax charge related to the expansion of products included in the Swiss patent box regime, and the impact of a Pillar Two tax charge in Switzerland.

The core tax rate (core taxes as a percentage of core income before tax) was 16.1% and 15.6% in the prior year. The increase from the prior year was mainly the result of a change in profit mix and the impact of a tax charge related to the expansion of products included in the Swiss patent box regime, and the impact of a Pillar Two tax charge in Switzerland.
Net income, EPS and free cash flow
Net income was USD 11.9 billion (+39%, +45% cc), mainly driven by higher operating income, partly offset by higher income taxes, mainly resulting from higher income before taxes in the current year and non-recurring tax benefits in the prior year. EPS was USD 5.92 (+43%, +49% cc), benefiting from the lower weighted average number of shares outstanding.
Core net income was USD 15.8 billion (+17%, +21% cc), mainly due to higher core operating income. Core EPS was USD 7.81 (+21%, +24% cc), benefiting from the lower weighted average number of shares outstanding.
Net cash flow from operating activities from continuing operations amounted to USD 17.6 billion (+24% USD) compared to USD 14.2 billion in 2023. Free cash flow from continuing operations amounted to USD 16.3 billion (+24% USD), compared with USD 13.2 billion in 2023, driven by higher net cash flows from operating activities from continuing operations.
Product commentary (relating to Q4 performance)
Cardiovascular, RENAL and METABOLIC
	Q4 2024	Q4 2023	% change	% change	FY 2024	FY 2023	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Cardiovascular, renal and metabolic
Entresto	2 180	1 635	33	34	7 822	6 035	30	31

Leqvio	223	123	81	83	754	355	112	114

Total cardiovascular, renal and metabolic	2 403	1 758	37	38	8 576	6 390	34	36

Entresto (USD 2 180 million, +33%, +34% cc) sustained robust, demand-led growth. In the US and Europe, Entresto penetration grew through the continued adoption of guideline-directed medical therapy in heart failure. In China and Japan, Entresto volume growth was fueled by heart failure as well as hypertension. In the US, Novartis is in ANDA litigation with generic manufacturers. Novartis successfully appealed to uphold the validity of its combination patent covering Entresto and combinations of sacubitril and valsartan, which expires in 2025 (with pediatric exclusivity). Several generics have received final approval in the US. Novartis filed a lawsuit against FDA challenging the approval of one generic ANDA, which is now on appeal. Any US commercial launch of a generic Entresto product prior to the final outcome of the combination patent litigation, or ongoing litigations involving other patents or the FDA, may be at risk of later litigation developments.
Leqvio (USD 223 million, +81%, +83% cc) launch in the US and other markets is ongoing, delivering a medicine with effective and consistent LDL-C reduction in two maintenance doses per year. Focus remains on increased account and patient adoption and continuing medical education. Leqvio is registered in more than 105 countries world-wide and commercially available in 78 countries. Novartis obtained global rights to develop, manufacture and commercialize Leqvio under a license and collaboration agreement with Alnylam Pharmaceuticals.
Immunology
	Q4 2024	Q4 2023	% change	% change	FY 2024	FY 2023	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Immunology
Cosentyx	1 596	1 303	22	24	6 141	4 980	23	25

Xolair [1]	399	378	6	9	1 643	1 463	12	15

Ilaris	413	376	10	11	1 509	1 355	11	14

Total immunology	2 408	2 057	17	19	9 293	7 798	19	21

[1] Net sales reflect Xolair sales for all indications.
Cosentyx (USD 1 596 million, +22%, +24% cc) sales grew mainly in the US, Europe and emerging growth markets driven by strong demand from recent launches (including the HS indication and the IV formulation in the US)

and volume growth in core indications (PsO, PsA, AS and nr-axSpA). Since initial approval in 2015, Cosentyx has shown sustained efficacy and a robust safety profile, treating more than 1.7 million patients across 8 indications.
Xolair (USD 399 million, ex-US +6%, +9% cc) growth was driven mainly by emerging growth markets. Novartis co-promotes Xolair with Genentech in the US and shares a portion of revenue as operating income but does not record any US sales.
Ilaris (USD 413 million, +10%, +11% cc) sales grew across all regions, led by the US. Contributors to growth include strong performance in the Periodic Fever Syndromes and Still’s disease indications.
Neuroscience
	Q4 2024	Q4 2023	% change	% change	FY 2024	FY 2023	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Neuroscience
Kesimpta	950	641	48	49	3 224	2 171	49	49

Zolgensma	262	286	-8	-6	1 214	1 214	0	2

Aimovig	80	69	16	16	312	266	17	18

Total neuroscience	1 292	996	30	31	4 750	3 651	30	31

Kesimpta (USD 950 million, +48%, +49% cc) sales grew across all regions driven by increased demand and strong access. Kesimpta is a high efficacy B-cell therapy with a favorable safety and tolerability profile and an at-home self-administration for a broad population of RMS patients. Kesimpta is now approved in 90 countries with more than 130,000 patients treated.
Zolgensma (USD 262 million, -8%, -6% cc) continues to treat mainly incident patients in established markets. Sales decreased globally in the quarter, while full year 2024 sales were stable (USD) and grew slightly (cc) compared with prior year. Zolgensma is now approved in 58 countries with more than 4,500 patients treated globally through clinical trials, early access programs and in the commercial setting.
Aimovig (USD 80 million, +16%, +16% cc) sales grew mainly in Europe driven by increased demand for migraine prevention. Novartis commercializes Aimovig ex-US and ex-Japan, while Amgen retains all rights in the US and in Japan.
ONCOLOGY
	Q4 2024	Q4 2023	% change	% change	FY 2024	FY 2023	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Oncology
Kisqali	902	610	48	52	3 033	2 080	46	49

Promacta/Revolade	583	563	4	5	2 216	2 269	-2	-1

Tafinlar + Mekinist [1]	527	486	8	10	2 058	1 922	7	9

Jakavi	487	444	10	13	1 936	1 720	13	15

Tasigna	411	446	-8	-6	1 671	1 848	-10	-8

Pluvicto	351	273	29	28	1 392	980	42	42

Lutathera	190	147	29	30	724	605	20	20

Scemblix	207	125	66	66	689	413	67	68

Piqray/Vijoice	109	131	-17	-16	449	505	-11	-11

Kymriah	108	120	-10	-10	443	508	-13	-12

Fabhalta [2]	57	1	nm	nm	129	1	nm	nm

Total oncology	3 932	3 346	18	19	14 740	12 851	15	16

[1] Majority of sales for Mekinist and Tafinlar are combination, but both can be used as monotherapy.
[2] Net sales from continuing operations reflect Fabhalta sales for all indications.
nm = not meaningful
Kisqali (USD 902 million, +48%, +52% cc) sales grew strongly across all regions, including +66% cc growth in the US with strong momentum from the recently launched early breast cancer (eBC) indication. Kisqali performance reflects increasing recognition of the consistently demonstrated overall survival benefit across all Ph3 clinical trials in HR+/HER2- metastatic breast cancer (mBC), as well as Category 1 preferred NCCN guidelines recommendation and highest ESMO-MCBS scores in both metastatic and eBC indications. Kisqali US eBC launch has shown significant early uptake in use with the broad patient population in line with label, and it is now also approved in the EU. Novartis is in US ANDA litigation with generic manufacturers.

Promacta/Revolade (USD 583 million, +4%, +5% cc) sales grew despite discontinued promotion in most markets.
Tafinlar + Mekinist (USD 527 million, +8%, +10% cc) sales grew mainly in the US, Japan and emerging growth markets, driven by demand in BRAF+ adjuvant melanoma, NSCLC, pediatric low-grade glioma, and tumor agnostic indications, while maintaining demand in the highly competitive BRAF+ metastatic melanoma market.
Jakavi (USD 487 million, +10%, +13% cc) sales grew across all regions driven by strong demand in all indications. Incyte retains all rights to ruxolitinib (Jakafi®) in the US.
Tasigna (USD 411 million, -8%, -6% cc) sales declined across all regions due to lower demand and increasing competition.
Pluvicto (USD 351 million, +29%, +28% cc) sales grew in Europe and in the US. Pluvicto is the only radioligand therapy approved by the FDA for the treatment of adult patients with progressive, PSMA-positive metastatic castration-resistant prostate cancer, who have already been treated with other anti-cancer treatments (ARPI and taxane-based chemotherapy). Pluvicto is now on the market in several ex-US countries. Novartis is in patent litigation with a manufacturer developing a radiopharmaceutical to treat PSMA-positive prostate cancer.
Lutathera (USD 190 million, +29%, +30% cc) sales grew across all regions due to increased demand, and earlier line adoption (within indication) in the US and Japan. Novartis is in patent litigation with manufacturers having FDA applications referencing Lutathera.
Scemblix (USD 207 million, +66%, +66% cc) sales grew across all regions, demonstrating continued high unmet need for effective and tolerable treatment options for adult CML patients previously treated with two or more tyrosine kinase inhibitors, as well as a steady influx of early-line patients in the US following recent indication expansion.
Piqray/Vijoice (USD 109 million, -17%, -16% cc) sales declined mainly in the US due to increased competition.
Kymriah (USD 108 million, -10%, -10% cc) declined ex-US, partly offset by strong performance in pediatric and young adult patients up to 25 years of age with B-cell acute lymphoblastic leukemia (pALL) in the US, and follicular lymphoma indication uptake ex-US.
Fabhalta (USD 57 million) launch continues with a modest ramp in PNH globally and in IgAN in the US.
Established BRANDS
	Q4 2024	Q4 2023	% change	% change	FY 2024	FY 2023	% change	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc

Established brands
Sandostatin Group	306	316	-3	-1	1 279	1 314	-3	-1

Lucentis	210	301	-30	-29	1 044	1 475	-29	-28

Exforge Group	159	156	2	8	703	713	-1	2

Galvus Group	144	153	-6	2	602	692	-13	-6

Diovan Group	140	147	-5	-2	590	613	-4	0

Gilenya	109	154	-29	-26	552	925	-40	-39

Contract manufacturing	323	302	7	8	1 152	1 490	-23	-22

Other	1 727	1 737	-1	-5	7 036	7 528	-7	-7

Total established brands	3 118	3 266	-5	-5	12 958	14 750	-12	-11

Sandostatin Group (USD 306 million, -3%, -1% cc) sales declined slightly, primarily in the US due to generics entry.
Lucentis (USD 210 million, ex-US -30%, -29% cc) sales declined in Europe, emerging growth markets and Japan, mainly due to competition.
Exforge Group (USD 159 million, +2%, +8% cc) sales grew in emerging growth markets.
Galvus Group (USD 144 million, -6%, +2% cc) sales grew (cc) mainly in emerging growth markets, partly offset by a decline in Europe due to generic competition.
Diovan Group (USD 140 million, -5%, -2% cc) sales declined mainly in the US, China and Europe.
Gilenya (USD 109 million, -29%, -26% cc) sales declined due to competition, mainly in the US and Europe.

Discontinued operations
Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars division, certain corporate activities attributable to Sandoz and certain other expenses related to the spin-off of the Sandoz business.
Fourth quarter
As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in the fourth quarter of 2024 and 2023 related to discontinued operations. In the fourth quarter of 2023, net income from discontinued operations amounted to USD 5.8 billion, driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders of USD 5.9 billion. For further details see Note 3 “Significant acquisition of businesses and spin-off of Sandoz business” and Note 11 “Discontinued operations” to the condensed consolidated financial statements.
Full year
As the Sandoz spin-off was completed on October 3, 2023, there were no operating results in 2024 related to discontinued operations. In 2023, discontinued operations net sales were USD 7.4 billion, operating income amounted to USD 265 million and net income from discontinued operations was USD 6.3 billion driven by the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders, which amounted to USD 5.9 billion. For further details see Note 3 “Significant acquisition of businesses and spin-off of Sandoz business” and Note 11 “Discontinued operations” to the condensed consolidated financial statements.
Total Company
Fourth quarter
Total Company net income was USD 2.8 billion in 2024, compared with USD 8.5 billion in 2023 and basic EPS was USD 1.42 compared with USD 4.14 in the prior year quarter as the prior year quarter included the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders, which amounted to USD 5.9 billion. Net cash flows from operating activities for total Company amounted to USD 4.2 billion and free cash flow amounted to USD 3.6 billion.
Full year
Total Company net income was USD 11.9 billion in 2024, compared with USD 14.9 billion in 2023 and basic EPS was USD 5.92 compared with USD 7.15 in the prior year as the prior year included the IFRS Accounting Standards non-cash, non-taxable, net gain on distribution of Sandoz Group AG to Novartis AG shareholders, which amounted to USD 5.9 billion. Net cash flows from operating activities for total Company amounted to USD 17.6 billion and free cash flow amounted to USD 16.3 billion.

Company Cash Flow and Balance Sheet
Cash flow
Fourth quarter
Net cash flows from operating activities from continuing operations amounted to USD 4.2 billion, compared with USD 2.5 billion in the prior-year quarter. This increase was mainly driven by higher net income from continuing operations, adjusted for non-cash items and other adjustments, including divestment gains, favorable changes in working capital, and lower income taxes paid, mainly due to the timing of income tax payments.
Net cash outflows used in investing activities from continuing operations amounted to USD 3.0 billion, compared with USD 1.0 billion in the prior-year quarter.
In the current-year quarter, net cash outflows used in investing activities from continuing operations were mainly driven by USD 1.7 billion for net purchases of marketable securities, commodities and time deposits; USD 0.6 billion for purchases of intangible assets; and USD 0.6 billion for purchases of property, plant and equipment. In addition, net cash outflows for acquisitions and divestments of businesses amounted to USD 0.3 billion, including the acquisition of Kate Therapeutics for USD 0.4 billion.
In the prior-year quarter, net cash outflows used in investing activities from continuing operations of USD 1.0 billion were mainly driven by USD 0.5 billion for net purchases of marketable securities, commodities and time deposits; USD 0.4 billion for purchases of property, plant and equipment; and USD 0.4 billion for purchases of intangible assets. These cash outflows were partly offset by cash inflows of USD 0.2 billion from the sale of property, plant and equipment (including proceeds from the sale and leaseback of real estate); and USD 0.1 billion from the sale of financial assets.
In the prior-year quarter, net cash outflows used in investing activities from discontinued operations amounted to USD 0.7 billion (Q4 2024: nil).
Net cash outflows used in financing activities from continuing operations amounted to USD 3.0 billion, compared with USD 0.5 billion in the prior-year quarter.
In the current-year quarter, the cash outflows used in financing activities from continuing operations were mainly driven by USD 2.8 billion for treasury share transactions, and USD 0.2 billion cash outflows for purchased MorphoSys shares, in connection with the “squeeze-out” of the remaining minority shareholders.
In the prior-year quarter, net cash outflows used in financing activities from continuing operations of USD 0.5 billion were mainly driven by USD 1.3 billion for net treasury share transactions; and USD 0.1 billion payments of lease liabilities. These cash outflows were partly offset by cash inflows of USD 0.7 billion from the net increase in current financial debts and other net financing cash inflows of USD 0.2 billion.
In the prior-year quarter, net cash outflows from financing activities from discontinued operations amounted to USD 0.1 billion (Q4 2024: nil).
Free cash flow from continuing operations amounted to USD 3.6 billion (+70% USD), compared with USD 2.1 billion in the prior-year quarter, driven by higher net cash flows from operating activities from continuing operations.
For the total Company, net cash flows from operating activities amounted to USD 4.2 billion, compared with USD 2.5 billion in the prior-year quarter, and free cash flow amounted to USD 3.6 billion, compared with USD 2.1 billion in the prior-year quarter.
Full year
Net cash flows from operating activities from continuing operations amounted to USD 17.6 billion, compared with USD 14.2 billion in 2023. This increase was mainly driven by higher net income from continuing operations, adjusted for non-cash items and other adjustments, including divestment gains, lower payments out of provisions and lower income taxes paid, mainly due to the timing of income tax payments, partly offset by unfavorable changes in working capital and higher net interest paid and other financial payments.
In 2023, net cash flows from operating activities from discontinued operations amounted to USD 0.2 billion (2024: nil).

Net cash outflows used in investing activities from continuing operations amounted to USD 7.5 billion, compared with USD 6.7 billion net cash inflows in 2023.
In the current year, net cash outflows used in investing activities from continuing operations were mainly driven by USD 3.9 billion net cash outflows for acquisitions and divestments of businesses, including the acquisition of Kate Therapeutics for USD 0.4 billion; the acquisition of Mariana Oncology for USD 1.0 billion (USD 1.04 billion, net of cash acquired of USD 80 million); and the acquisition of MorphoSys for USD 2.3 billion (USD 2.5 billion, net of cash acquired of USD 0.2 billion). In addition, the cash outflows for purchases of intangible assets amounted to USD 2.4 billion; purchases of property, plant and equipment amounted to USD 1.4 billion; purchases of financial assets amounted to USD 0.2 billion and net purchases of marketable securities, commodities and time deposits amounted to USD 0.7 billion. These cash outflows were partly offset by cash inflows of USD 1.0 billion from the sale of financial assets (including USD 0.7 billion proceeds from the sale of Sandoz Group AG shares by consolidated foundations); and by USD 0.2 billion from the sale of intangible assets and property, plant and equipment.
In 2023, net cash inflows from investing activities from continuing operations of USD 6.7 billion were driven by the net proceeds of USD 10.6 billion from the sale of marketable securities, commodities and time deposits; USD 2.0 billion from the sale of intangible assets (including USD 1.75 billion cash proceeds from the divestment of the ‘front of eye’ ophthalmology assets to Bausch + Lomb); USD 0.3 billion from the sale of financial assets; and USD 0.2 billion from the sale of property, plant and equipment (including proceeds from the sale and leaseback of real estate). These cash inflows were partly offset by cash outflows of USD 3.6 billion for acquisitions and divestments of businesses, net (including the acquisition of Chinook Therapeutics for USD 3.1 billion, net of cash acquired of USD 0.1 billion, and the acquisition of DTx for USD 0.5 billion, net of cash acquired of USD 0.1 billion); USD 1.7 billion for purchases of intangible assets; USD 1.1 billion for purchases of property, plant and equipment; and USD 0.1 billion for purchases of financial assets.
In 2023, net cash outflows used in investing activities from discontinued operations amounted to USD 1.1 billion (2024: nil).
Net cash outflows used in financing activities from continuing operations amounted to USD 11.7 billion, compared with USD 17.6 billion in 2023.
In the current year, net cash outflows used in financing activities from continuing operations were mainly driven by USD 8.3 billion for net treasury share transactions; USD 7.6 billion for the dividend payment; the USD 2.15 billion repayment of a US dollar bond at maturity, and the USD 0.3 billion repayments of other current financial debts. Cash outflows for MorphoSys shares purchased outside the Offer amounted to USD 0.3 billion, which included a USD 0.2 billion payment to the former remaining minority shareholders in connection with the “squeeze-out.” These cash outflows were partly offset by cash inflows from the issuance of bonds totaling USD 6.1 billion (Swiss franc denominated bonds with a notional amount of CHF 2.2 billion, equivalent to USD 2.5 billion, and US dollar denominated bonds with a notional amount of USD 3.7 billion). The change in current financial debts resulted in net cash inflows of USD 1.0 billion.
In 2023, net cash outflows used in financing activities from continuing operations of USD 17.6 billion were mainly driven by USD 8.6 billion for net treasury share transactions; USD 7.3 billion for the dividend payment; USD 2.2 billion for the repayment of two EUR denominated bonds (notional amounts of EUR 1.25 billion and of EUR 0.75 billion) at maturity. Payments of lease liabilities amounted to USD 0.3 billion. These cash outflows were partly offset by cash inflows of USD 0.5 billion from the net increase in current financial debts.
In 2023, net cash inflows from financing activities from discontinued operations amounted to USD 3.3 billion (2024: nil).
Free cash flow from continuing operations amounted to USD 16.3 billion (+24% USD), compared with USD 13.2 billion in 2023, driven by higher net cash flows from operating activities from continuing operations.
For the total Company, net cash flows from operating activities amounted to USD 17.6 billion, compared with USD 14.5 billion in 2023, and free cash flow amounted to USD 16.3 billion, compared with USD 13.2 billion in 2023.

Balance sheet
Assets
Total non-current assets of USD 72.5 billion increased by USD 3.1 billion compared with December 31, 2023.
Intangible assets other than goodwill were broadly in line with December 31, 2023, mainly as the impact of the business acquisitions of Kate Therapeutics, Mariana Oncology, and MorphoSys and additions, were offset by amortization, impairments and unfavorable currency translation effects.
Goodwill increased by USD 1.4 billion mainly due to the impact of the business acquisitions of Kate Therapeutics, Mariana Oncology and MorphoSys, partially offset by an impairment and unfavorable currency translation effects.
Financial assets decreased by USD 0.6 billion mainly due to the sale of Sandoz Group AG shares by consolidated foundations.
Other non-current assets increased by USD 2.3 billion mainly due the increase of prepaid post-employment benefit. This increase is due to pension plans in Switzerland not being required to continue to apply the IFRS Standards limitation on recognition of fund surplus (the assets ceiling) as at December 31, 2024.
Property, plant and equipment, right-of-use assets, deferred tax assets and investments in associated companies were broadly in line with December 31, 2023.
Total current assets of USD 29.7 billion decreased by USD 0.8 billion compared with December 31, 2023.
Cash and cash equivalents decreased by USD 1.9 billion mainly as cash generated through operating activities of USD 17.6 billion and net proceeds from changes in ﬁnancial debts of USD 4.7 billion, were offset by the USD 7.6 billion dividend payment, USD 8.3 billion for net purchases of treasury shares, USD 3.9 billion mainly for the business acquisitions of Kate Therapeutics, Mariana Oncology and MorphoSys, USD 3.6 billion for net purchases of tangible and intangible assets and other net cash outflows from investing and financing activities and currency effects of USD 0.8 billion.
Marketable securities, commodities, time deposits and derivative ﬁnancial instruments increased by USD 1.0 billion. Trade receivables increased by USD 0.3 billion, mainly driven by the increase in net sales and other current assets increased by USD 0.4 billion. Income tax receivables decreased by USD 0.3 billion. Inventories were broadly in line with December 31, 2023.
Liabilities
Total non-current liabilities of USD 29.4 billion increased by USD 2.6 billion compared with December 31, 2023.
Non-current ﬁnancial debts increased by USD 2.9 billion mainly due to the issuance of Swiss franc denominated bonds of USD 2.5 billion (notional amount of CHF 2.2 billion), the issuance of US dollar denominated bonds with a notional amount of USD 3.7 billion and ﬁnancial debts acquired through the MorphoSys business acquisition of USD 0.6 billion, partly offset by the reclassiﬁcation of USD 3.3 billion from non-current to current ﬁnancial debts consisting of two US dollar denominated bonds with notional amount of USD 2.8 billion and a Swiss franc denominated bond of notional amount of CHF 0.5 billion all maturing in 2025.
Provisions and other non-current liabilities decreased by USD 0.4 billion. Non-current lease liabilities and deferred tax liabilities were broadly in line with December 31, 2023.
Total current liabilities of USD 28.7 billion increased by USD 2.3 billion compared with December 31, 2023.
Current ﬁnancial debts and derivative ﬁnancial instruments increased by USD 2.1 billion compared with December 31, 2023, mainly due to the issuance of commercial paper notes under the US commercial paper program and the reclassiﬁcation of USD 3.3 billion from non-current to current ﬁnancial debts consisting of two US dollar denominated bonds with notional amount of USD 2.8 billion and a Swiss franc denominated bond of notional amount of CHF 0.5 billion all maturing in 2025, partly offset by the repayment of a US dollar bond at maturity of USD 2.15 billion.
Trade payables decreased by USD 0.4 billion. Provisions and other current liabilities increased by USD 0.9 billion mainly driven by the increase in provisions for deductions from revenue. Current income tax liabilities decreased by USD 0.3 billion. Current lease liabilities were broadly in line with December 31, 2023.

Equity
The Company’s equity decreased by USD 2.6 billion to USD 44.1 billion compared with December 31, 2023.
This decrease was mainly driven by the net income of USD 11.9 billion, actuarial gains from defined benefit plans of USD 2.0 billion and favorable impact from equity-based compensation of USD 1.1 billion being more than offset by the purchase of treasury shares of USD 8.5 billion, the cash-dividend to Novartis AG shareholders of USD 7.6 billion and unfavorable currency translation effects of USD 1.6 billion.
Net debt and debt/equity ratio
The Company’s liquidity amounted to USD 13.5 billion as at December 31, 2024, compared with USD 14.4 billion as at December 31, 2023. Total non-current and current ﬁnancial debts, including derivatives, amounted to USD 29.6 billion as at December 31, 2024, compared with USD 24.6 billion as at December 31, 2023.
The debt/equity ratio increased to 0.67:1 as at December 31, 2024, compared with 0.53:1 as at December 31, 2023. The net debt increased to USD 16.1 billion as at December 31, 2024, compared with USD 10.2 billion as at December 31, 2023.

Innovation Review
Novartis continues to focus its R&D portfolio prioritizing high value medicines with transformative potential for patients. We now focus on ~100 projects in clinical development.
Selected Innovative Medicines approvals in Q4
Product	Active ingredient/ Descriptor	Indication	Region

Kisqali	ribociclib	Hormone receptor-positive / human epidermal growth factor receptor 2-negative early breast cancer (adjuvant)	EU

Scemblix	asciminib	1L chronic myeloid leukemia	US

Selected Innovative Medicines projects awaiting regulatory decisions
Completed submissions

Product	Indication	US	EU	Japan	News update

Scemblix	1L chronic myeloid leukemia	Q2 2024		Q3 2024	– US approval

Fabhalta	C3G	Q4 2024	Q3 2024	Q3 2024	– US submission, FDA priority review granted – FDA confirmed no Advisory Committee meeting

Atrasentan	IgA nephropathy	Q2 2024			– China submission completed in Q4 2024

Pluvicto	Metastatic castration-resistant prostate cancer, pre-taxane	Q3 2024			– PSMAfore final overall survival (OS) analysis demonstrated OS HR<1.0 in ITT population unadjusted for cross-over

Lutathera	Gastroenteropancreatic neuroendocrine tumors, 1L in G2/3 tumors		Q2 2024

Beovu	Diabetic retinopathy			Q4 2024	– Japan and china submissions completed in Q4 2024

Coartem	Malaria (<5kg patients)				– Submission using MAGHP procedure in Switzerland to facilitate rapid approvals in developing countries

Selected Innovative Medicines pipeline projects
Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

Aimovig	Migraine, pediatrics	≥2028	3

CFZ533 (iscalimab)	Sjögren's syndrome		2	– Program discontinued based on benefit-risk assessment

Cosentyx	Giant cell arteritis	2025	3

	Polymyalgia rheumatica	2026	3

DAK539 (pelabresib)	Myelofibrosis		3
– MorphoSys aquisition
– Based on Novartis review of 48-week data
from the Ph3 MANIFEST-2 study, longer
follow-up time is needed to determine, in
consultation with Health Authorities, the
regulatory path for pelabresib in myelofibrosis

FUB523 (zigakibart)	IgA nephropathy	2027	3

KAE609 (cipargamin)	Malaria, uncomplicated	≥2028	2

	Malaria, severe	≥2028	2

KLU156 (ganaplacide + lumefantrine)	Malaria, uncomplicated	2026	3	– FDA Orphan Drug designation – FDA Fast Track designation

Leqvio	Secondary prevention of cardiovascular events in patients with elevated levels of LDL-C	2027	3

	Primary prevention CVRR	≥2028	3

LNA043	Osteoarthritis		2	– Project discontinued following Ph2 readout

Compound/ product	Potential indication/ Disease area	First planned submissions	Current Phase	News update

LNP023 (iptacopan)	IC-MPGN	≥2028	3

	Atypical haemolytic uraemic syndrome	≥2028	3

	Myasthenia gravis	2027	3

LOU064 (remibrutinib)	Chronic spontaneous urticaria	2025	3

	CINDU	2026	3

	Multiple sclerosis	2027	3

	Myasthenia gravis	≥2028	3

177Lu-NeoB	Multiple solid tumors	≥2028	1

LXE408	Visceral leishmaniasis	≥2028	2

OAV101	Spinal muscular atrophy (IT formulation)	2025	3	– PhIII STEER study positive readout in Q4 2024

Pluvicto	Metastatic hormone sensitive prostate cancer	2025	3	– Event-driven trial

	Oligometastatic prostate cancer	≥2028	3

TQJ230 (pelacarsen)	Secondary prevention of cardiovascular events in patients with elevated levels of lipoprotein(a)	2026	3	– FDA Fast Track designation – China Breakthrough Therapy designation – Plan revised based on latest projections (event-driven trial); readout expected H1 2026

VAY736 (ianalumab)	Sjögren’s syndrome	2026	3	– FDA Fast Track designation

	Lupus nephritis	≥2028	3

	Systemic lupus erythematosus	≥2028	3

	Systemic scleroderma	≥2028	2

	1L immune thrombocytopenia	2027	3

	2L immune thrombocytopenia	2027	3

	Warm autoimmune hemolytic anemia	2027	3

Vijoyce	Lymphatic malformations	≥2028	3	– US, EU Orphan Drug designation

YTB323	Severe refractory lupus nephritis / Systemic lupus erythematosus	≥2028	2

	1L high-risk large B-cell lymphoma	≥2028	2

	Systemic scleroderma	≥2028	2	– Trial started

	Myositis	≥2028	2	– Trial started

Condensed Consolidated Financial Statements

Consolidated income statements
Fourth quarter (unaudited)
(USD millions unless indicated otherwise)	Note	Q4 2024	Q4 2023

Net sales from continuing operations	9	13 153	11 423

Other revenues	9	405	353

Cost of goods sold		-3 324	-3 022

Gross profit from continuing operations		10 234	8 754

Selling, general and administration		-3 501	-3 444

Research and development		-2 842	-2 567

Other income		298	450

Other expense		-659	-611

Operating income from continuing operations		3 530	2 582

Loss from associated companies		-3	-6

Interest expense		-275	-217

Other financial income and expense		33	18

Income before taxes from continuing operations		3 285	2 377

Income taxes		-465	261

Net income from continuing operations		2 820	2 638

Net loss from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	11		-18

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	3, 11		5 860

Net income from discontinued operations	11		5 842

Net income		2 820	8 480

Attributable to:
Shareholders of Novartis AG		2 818	8 480

Non-controlling interests		2	0

Weighted average number of shares outstanding – Basic (million)		1 987	2 050

Basic earnings per share from continuing operations (USD) [1]		1.42	1.29

Basic earnings per share from discontinued operations (USD) [1]			2.85

Total basic earnings per share (USD) [1]		1.42	4.14

Weighted average number of shares outstanding – Diluted (million)		2 004	2 065

Diluted earnings per share from continuing operations (USD) [1]		1.41	1.28

Diluted earnings per share from discontinued operations (USD) [1]			2.83

Total diluted earnings per share (USD) [1]		1.41	4.11

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated income statements
Full year (audited)
(USD millions unless indicated otherwise)	Note	FY 2024	FY 2023

Net sales from continuing operations	9	50 317	45 440

Other revenues	9	1 405	1 220

Cost of goods sold		-12 827	-12 472

Gross profit from continuing operations		38 895	34 188

Selling, general and administration		-12 566	-12 517

Research and development		-10 022	-11 371

Other income		1 175	1 772

Other expense		-2 938	-2 303

Operating income from continuing operations		14 544	9 769

Loss from associated companies		-38	-13

Interest expense		-1 006	-855

Other financial income and expense		140	222

Income before taxes from continuing operations		13 640	9 123

Income taxes		-1 701	-551

Net income from continuing operations		11 939	8 572

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	11		422

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	3, 11		5 860

Net income from discontinued operations	11		6 282

Net income		11 939	14 854

Attributable to:
Shareholders of Novartis AG		11 941	14 850

Non-controlling interests		-2	4

Weighted average number of shares outstanding – Basic (million)		2 018	2 077

Basic earnings per share from continuing operations (USD) [1]		5.92	4.13

Basic earnings per share from discontinued operations (USD) [1]			3.02

Total basic earnings per share (USD) [1]		5.92	7.15

Weighted average number of shares outstanding – Diluted (million)		2 035	2 092

Diluted earnings per share from continuing operations (USD) [1]		5.87	4.10

Diluted earnings per share from discontinued operations (USD) [1]			3.00

Total diluted earnings per share (USD) [1]		5.87	7.10

[1] Earnings per share (EPS) is calculated on the amount of net income attributable to shareholders of Novartis AG.
The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of comprehensive income
Fourth quarter (unaudited)
(USD millions)	Q4 2024	Q4 2023

Net income	2 820	8 480

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Cash flow hedge, net of taxes	1

Net investment hedge, net of taxes	105	-59

Currency translation effects, net of taxes	-1 512	1 320

Total of items that are or may be recycled	-1 406	1 261

Items that will never be recycled into the consolidated income statement

Actuarial gains/(losses) from defined benefit plans, net of taxes	1 904	-217

Fair value adjustments on equity securities, net of taxes	-21	56

Total of items that will never be recycled	1 883	-161

Total other comprehensive income	477	1 100

Total comprehensive income	3 297	9 580

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG	3 299	9 578

Continuing operations	3 299	4 062

Discontinued operations		5 516

Non-controlling interests	-2	2

The accompanying Notes form an integral part of the condensed consolidated financial statements
Full year (audited)
(USD millions)	FY 2024	FY 2023

Net income	11 939	14 854

Other comprehensive income
Items that are or may be recycled into the consolidated income statement

Cash flow hedge, net of taxes	-24

Net investment hedge, net of taxes	91	-50

Currency translation effects, net of taxes	-1 566	1 375

Total of items that are or may be recycled	-1 499	1 325

Items that will never be recycled into the consolidated income statement

Actuarial gains/(losses) from defined benefit plans, net of taxes	2 024	-160

Fair value adjustments on equity securities, net of taxes	64	37

Total of items that will never be recycled	2 088	-123

Total other comprehensive income	589	1 202

Total comprehensive income	12 528	16 056

Total comprehensive income for the period attributable to:
Shareholders of Novartis AG	12 533	16 050

Continuing operations	12 533	10 115

Discontinued operations		5 935

Non-controlling interests	-5	6

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated balance sheets
(USD millions)	Dec 31, 2024 (audited)	Dec 31, 2023 (audited)

Assets
Non-current assets
Property, plant and equipment	9 458	9 514

Right-of-use assets	1 415	1 410

Goodwill	24 756	23 341

Intangible assets other than goodwill	26 915	26 879

Investments in associated companies	119	205

Deferred tax assets	4 359	4 309

Financial assets	2 015	2 607

Other non-current assets	3 505	1 199

Total non-current assets	72 542	69 464

Current assets
Inventories	5 723	5 913

Trade receivables	7 423	7 107

Income tax receivables	133	426

Marketable securities, commodities, time deposits and derivative financial instruments	1 998	1 035

Cash and cash equivalents	11 459	13 393

Other current assets	2 968	2 607

Total current assets	29 704	30 481

Total assets	102 246	99 945

Equity and liabilities
Equity
Share capital	793	825

Treasury shares	-53	-41

Reserves	43 306	45 883

Equity attributable to Novartis AG shareholders	44 046	46 667

Non-controlling interests	80	83

Total equity	44 126	46 750

Liabilities
Non-current liabilities
Financial debts	21 366	18 436

Lease liabilities	1 568	1 598

Deferred tax liabilities	2 419	2 248

Provisions and other non-current liabilities	4 075	4 523

Total non-current liabilities	29 428	26 805

Current liabilities
Trade payables	4 572	4 926

Financial debts and derivative financial instruments	8 232	6 175

Lease liabilities	235	230

Current income tax liabilities	1 599	1 893

Provisions and other current liabilities	14 054	13 166

Total current liabilities	28 692	26 390

Total liabilities	58 120	53 195

Total equity and liabilities	102 246	99 945

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of changes in equity
Fourth quarter (unaudited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at October 1, 2024		793	-40	46 292	-3 728	43 317	124	43 441

Net income				2 818		2 818	2	2 820

Other comprehensive income					481	481	-4	477

Total comprehensive income				2 818	481	3 299	-2	3 297

Purchase of treasury shares			-14	-2 656		-2 670		-2 670

Equity-based compensation plans			1	244		245		245

Taxes on treasury share transactions				-41		-41		-41

Changes in non-controlling interests				-128		-128	-42	-170

Fair value adjustments related to financial assets sold and divestments				8	-8

Other movements	4.4			24		24		24

Total of other equity movements			-13	-2 549	-8	-2 570	-42	-2 612

Total equity at December 31, 2024		793	-53	46 561	-3 255	44 046	80	44 126

The accompanying Notes form an integral part of the condensed consolidated financial statements

				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at October 1, 2023		825	-32	42 333	-4 962	38 164	81	38 245

Net income				8 480		8 480	0	8 480

Other comprehensive income					1 098	1 098	2	1 100

Total comprehensive income				8 480	1 098	9 578	2	9 580

Purchase of treasury shares			-10	-1 223		-1 233		-1 233

Exercise of options and employee transactions				-5		-5		-5

Equity-based compensation			1	249		250		250

Shares delivered to Sandoz employees as a result of the Sandoz spin-off			0	30		30		30

Taxes on treasury share transactions				3		3		3

Transaction costs, net of taxes	4.3			-140		-140		-140

Fair value adjustments on financial assets sold				-69	69

Value adjustments related to divestments				-29	29

Other movements	4.4			20		20		20

Total of other equity movements			-9	-1 164	98	-1 075		-1 075

Total equity at December 31, 2023		825	-41	49 649	-3 766	46 667	83	46 750

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of changes in equity
Full year (audited)
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2024		825	-41	49 649	-3 766	46 667	83	46 750

Net income				11 941		11 941	-2	11 939

Other comprehensive income					592	592	-3	589

Total comprehensive income				11 941	592	12 533	-5	12 528

Dividends	4.1			-7 624		-7 624		-7 624

Purchase of treasury shares			-44	-8 406		-8 450		-8 450

Reduction of share capital	4.2	-32	26	6

Equity-based compensation plans			6	1 054		1 060		1 060

Taxes on treasury share transactions				-68		-68		-68

Changes in non-controlling interests				-226		-226	2	-224

Value adjustments related to financial assets sold and divestments				81	-81

Other movements	4.4			154		154		154

Total of other equity movements		-32	-12	-15 029	-81	-15 154	2	-15 152

Total equity at December 31, 2024		793	-53	46 561	-3 255	44 046	80	44 126

The accompanying Notes form an integral part of the condensed consolidated financial statements
				Reserves

(USD millions)	Note	Share capital	Treasury shares	Retained earnings	Total value adjustments	Issued share capital and reserves attributable to Novartis shareholders	Non- controlling interests	Total equity

Total equity at January 1, 2023		890	-92	63 540	-4 996	59 342	81	59 423

Net income				14 850		14 850	4	14 854

Other comprehensive income					1 200	1 200	2	1 202

Total comprehensive income				14 850	1 200	16 050	6	16 056

Dividends				-7 255		-7 255		-7 255

Dividend in kind	3			-13 962		-13 962		-13 962

Purchase of treasury shares			-51	-8 466		-8 517		-8 517

Reduction of share capital		-65	94	-29

Exercise of options and employee transactions			2	144		146		146

Equity-based compensation			6	898		904		904

Shares delivered to Sandoz employees as a result of the Sandoz spin-off			0	30		30		30

Taxes on treasury share transactions				14		14		14

Transaction costs, net of taxes	4.3			-214		-214		-214

Changes in non-controlling interests							-4	-4

Fair value adjustments on financial assets sold				-1	1

Value adjustments related to divestments				-29	29

Other movements	4.4			129		129		129

Total of other equity movements		-65	51	-28 741	30	-28 725	-4	-28 729

Total equity at December 31, 2023		825	-41	49 649	-3 766	46 667	83	46 750

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of cash flows
Fourth quarter (unaudited)
(USD millions)	Note	Q4 2024	Q4 2023

Net income from continuing operations		2 820	2 638

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	6.1	2 709	1 791

Interest received		142	163

Interest paid		-214	-238

Change in other financial receipts			26

Change in other financial payments		-85	-3

Income taxes paid	6.2	-924	-1 093

Net cash flows from operating activities from continuing operations before working capital and provision changes		4 448	3 284

Payments out of provisions and other net cash movements in non-current liabilities		-260	-353

Change in net current assets and other operating cash flow items	6.3	5	-384

Net cash flows from operating activities from continuing operations		4 193	2 547

Total net cash flows from operating activities		4 193	2 547

Purchases of property, plant and equipment		-558	-406

Proceeds from sale of property, plant and equipment		47	164

Purchases of intangible assets		-573	-377

Proceeds from sale of intangible assets		37	2

Purchases of financial assets		-48	-29

Proceeds from sale of financial assets		21	147

Proceeds from sale of other non-current assets		2

Acquisitions and divestments of interests in associated companies, net		-2	-3

Acquisitions and divestments of businesses, net	6.4	-262	-8

Purchases of marketable securities, commodities and time deposits		-2 257	-544

Proceeds from sale of marketable securities, commodities and time deposits		560	32

Net cash flows used in investing activities from continuing operations		-3 033	-1 022

Net cash flows used in investing activities from discontinued operations			-738

Total net cash flows used in investing activities		-3 033	-1 760

Purchases of treasury shares		-2 762	-1 251

Proceeds from exercised options and other treasury share transactions, net			-5

Repayments of the current portion of non-current financial debts		-10

Change in current financial debts		-24	674

Payments of lease liabilities		-72	-64

Payments from changes in ownership interests in consolidated subsidiaries		-156

Other financing cash flows, net		28	150

Net cash flows used in financing activities from continuing operations		-2 996	-496

Net cash flows used in financing activities from discontinued operations			-111

Total net cash flows used in financing activities		-2 996	-607

Net change in cash and cash equivalents before effect of exchange rate changes		-1 836	180

Cash and cash equivalents from discontinued operations at September 30, 2023			648

Effect of exchange rate changes on cash and cash equivalents		-314	160

Net change in cash and cash equivalents		-2 150	988

Cash and cash equivalents at October 1		13 609	12 405

Cash and cash equivalents at December 31		11 459	13 393

The accompanying Notes form an integral part of the condensed consolidated financial statements

Consolidated statements of cash flows
Full year (audited)
(USD millions)	Note	FY 2024	FY 2023

Net income from continuing operations		11 939	8 572

Adjustments to reconcile net income from continuing operations to net cash flows from operating activities from continuing operations
Reversal of non-cash items and other adjustments	6.1	10 232	10 369

Dividends received from associated companies and others		1	2

Interest received		489	645

Interest paid		-855	-751

Other financial receipts			90

Other financial payments		-116	-17

Income taxes paid	6.2	-2 258	-2 787

Net cash flows from operating activities from continuing operations before working capital and provision changes		19 432	16 123

Payments out of provisions and other net cash movements in non-current liabilities		-1 107	-1 534

Change in net current assets and other operating cash flow items	6.3	-706	-369

Net cash flows from operating activities from continuing operations		17 619	14 220

Net cash flows from operating activities from discontinued operations			238

Total net cash flows from operating activities		17 619	14 458

Purchases of property, plant and equipment		-1 366	-1 060

Proceeds from sale of property, plant and equipment		86	237

Purchases of intangible assets		-2 448	-1 693

Proceeds from sale of intangible assets		80	1 955

Purchases of financial assets		-193	-106

Proceeds from sale of financial assets		957	348

Proceeds from sale of other non-current assets		3

Acquisitions and divestments of interests in associated companies, net		-10	-11

Acquisitions and divestments of businesses, net	6.4	-3 911	-3 558

Purchases of marketable securities, commodities and time deposits		-3 455	-641

Proceeds from sale of marketable securities, commodities and time deposits		2 744	11 248

Net cash flows (used in)/from investing activities from continuing operations		-7 513	6 719

Net cash flows used in investing activities from discontinued operations			-1 123

Total net cash flows (used in)/from investing activities		-7 513	5 596

Dividends paid to shareholders of Novartis AG	4.1	-7 624	-7 255

Purchases of treasury shares		-8 331	-8 719

Proceeds from exercised options and other treasury share transactions, net		30	153

Proceeds from non-current financial debts		6 143

Repayments of the current portion of non-current financial debts		-2 160	-2 223

Change in current financial debts		958	546

Repayments of other current financial debts		-289

Payments of lease liabilities		-262	-258

Payments from changes in ownership interests in consolidated subsidiaries		-293

Other financing cash flows, net		86	192

Net cash flows used in financing activities from continuing operations		-11 742	-17 564

Net cash flows from financing activities from discontinued operations			3 286

Total net cash flows used in financing activities		-11 742	-14 278

Net change in cash and cash equivalents before effect of exchange rate changes		-1 636	5 776

Effect of exchange rate changes on cash and cash equivalents		-298	100

Net change in cash and cash equivalents		-1 934	5 876

Cash and cash equivalents at January 1		13 393	7 517

Cash and cash equivalents at December 31		11 459	13 393

The accompanying Notes form an integral part of the condensed consolidated financial statements

Notes to the Condensed Consolidated Financial Statements for the three month interim period (unaudited) and year ended December 31, 2024 (audited)

1. Basis of preparation
The consolidated financial statements of the Company are prepared in accordance with International Financial Reporting Standards (IFRS®) Accounting Standards as issued by the International Accounting Standards Board. They are prepared in accordance with the historical cost convention, except for items that are required to be accounted for at fair value. These Condensed Consolidated Financial Statements for the three month interim period and year ended December 31, 2024, were prepared in accordance with International Accounting Standards (IAS®) Standards 34 Interim Financial Reporting and accounting policies set out in the 2024 Annual Report published on January 31, 2025.
At the Novartis AG Extraordinary General Meeting, held on September 15, 2023, our shareholders approved the spin-off of the Sandoz business. Following the shareholder approval IFRS Accounting Standards required the Sandoz Division and selected portions of corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off (the “Sandoz business”) to be reported as discontinued operations in the consolidated financial statements. As a result, the Sandoz business has been presented as discontinued operations in the condensed consolidated financial statements. This requires the three month and year ended December 31, 2023, consolidated income statement, consolidated statement of comprehensive income and consolidated statement of cash flows to present separately continuing operations from discontinued operations.
The shareholder approval on September 15, 2023, for the spin-off of the Sandoz business, required the recognition of a distribution liability at the fair value of the Sandoz business. Novartis policy is to measure the distribution liability at the fair value of the Sandoz business net assets taken as a whole. The distribution liability was recognized through a reduction in retained earnings. It was required to be adjusted at each balance sheet date for changes in its estimated fair value, up to the date of the distribution to shareholders through retained earnings. Any resulting impairment of the business assets to be distributed would have been recognized in the consolidated income statements in “Other expense” of discontinued operations, at the date of initial recognition of the distribution liability or at subsequent dates resulting from changes of the distribution liability valuation.
At the October 4, 2023, distribution settlement date, the resulting gain, which is measured as the excess amount of the distribution liability over the then-carrying value of the net assets of the business distributed, was recognized on the line “Gain on distribution of Sandoz Group AG to Novartis AG shareholders” within the income statement of discontinued operations.
The recognition of the distribution liability required the use of valuation techniques for the purposes of impairment testing of the Sandoz business’ assets to be distributed and for the measurement of the fair value of the distribution liability. These valuations required the use of management assumptions and estimates related to the Sandoz business’ future cash flows, market multiples, opening share price of Sandoz Group AG on the first day of trading its shares on the SIX Swiss Exchange, to estimate day one market value, and control premiums to apply in estimating the Sandoz business fair value. These fair value measurements are classified as “Level 3” in the fair value hierarchy. The section “—Goodwill and intangible assets other than goodwill” in Note 1 to the Consolidated Financial Statements in the Annual Report 2024 provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques.
Transaction costs that were directly attributable to the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders by way of a dividend in kind, and that would otherwise have been avoided, were accounted for as a deduction from equity (within retained earnings). Prior to the recognition of the distribution liability, these costs were recorded as prepaid expenses in the consolidated balance sheet.
For further information and disclosures, refer to Note 3 and Note 11.

2. Accounting policies
The Company’s accounting policies are set out in Note 1 to the Consolidated Financial Statements in the 2024 Annual Report and conform with IFRS Accounting Standards as issued by the International Accounting Standards Board.
The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, which affect the reported amounts of revenues, expenses, assets, liabilities, including the distribution liability and contingent amounts.
Estimates are based on historical experience and other assumptions that are considered reasonable under the given circumstances and are regularly monitored. Actual outcomes and results could differ from those estimates and assumptions. Revisions to estimates are recognized in the period in which the estimate is revised.
As disclosed in the 2024 Annual Report, goodwill, and acquired In-Process Research & Development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever an event or decision occurs that raises concern about their balance sheet carrying value. The amount of goodwill and other intangible assets on the Company’s consolidated balance sheet has risen significantly in recent years, primarily from acquisitions. Impairment testing may lead to potentially significant impairment charges in the future that could have a materially adverse impact on the Company’s results of operations and financial condition.
The Company’s activities are not subject to significant seasonal fluctuations.
Status of adoption of significant new or amended IFRS standards or interpretations
No new IFRS Accounting Standards were adopted by the Company in 2024. There were no new IFRS Accounting Standards amendments or interpretations that became effective in 2024 that had a material impact on the Company’s consolidated financial statements.
In 2024, the following new IFRS Accounting Standard, which is not yet effective, was issued by the International Accounting Standards Board:
IFRS 18 Presentation and Disclosure in Financial Statements
IFRS 18 Presentation and Disclosure in Financial Statements was issued by the International Accounting Standards Board in April 2024. IFRS 18 will become effective on January 1, 2027, and is required to be applied retrospectively to comparative periods presented, with early adoption permitted. Upon adoption, IFRS 18 replaces International Accounting Standards (IAS®) Standards 1 - Presentation of Financial Statements.
IFRS 18 sets out new requirements focused on improving financial reporting by:
• requiring additional defined structure to the statement of profit or loss (i.e. consolidated statement of income), to reduce diversity in the reporting, by requiring five categories (operating, investing, financing, income taxes and discontinued operations) and defined subtotals and totals (operating income, income before financing, income taxes and net income),
• requiring disclosures in the notes to the financial statements about management-defined performance measures (i.e. non-IFRS measures), and
• adding new principles for aggregation and disaggregation of information in the primary financial statements and notes.
IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’, due to the classification of certain income and expense items between the five categories of the consolidated income statement. It might also change what an entity reports as operating activities, investing activities and financing activities within the statement of cash flows, due to the change in classification of certain cash flow items between these three categories of the cash flows statement. Novartis is currently assessing the impact of adopting IFRS 18.
Based on the Company’s assessment, there were no other IFRS Accounting Standards, amendments or interpretations not yet effective in 2024 that would be expected to have a material impact on the Company’s consolidated ﬁnancial statements.

3. Significant acquisitions of businesses and spin-off of Sandoz business
The Company applied the acquisition method of accounting for businesses acquired, and did not elect to apply the optional concentration test to account for acquired business as an asset separately acquired.
Significant acquisitions of businesses – 2024
Acquisition of Kate Therapeutics Inc.
On October 31, 2024, Novartis acquired Kate Therapeutics Inc. (Kate Therapeutics), a US based, preclinical-stage biotechnology company focused on developing adeno-associated viruses (AAV) based gene therapies to treat genetically defined muscle and heart diseases.
The purchase price consisted of a cash payment of USD 427 million (including purchase price adjustments of USD 2 million) and potential additional milestones of up to USD 700 million, which the Kate Therapeutics shareholders are eligible to receive upon the achievement of specified development milestones.
The fair value of the total purchase consideration was USD 518 million, consisting of a cash payment of USD 427 million and the fair value of contingent consideration of USD 91 million. The purchase price allocation resulted in net identifiable assets of USD 234 million, consisting primarily of IPR&D intangible assets of USD 135 million, other intangible assets (scientific infrastructure) of USD 135 million, cash and cash equivalents of USD 6 million, net deferred tax liabilities of USD 41 million and other net liabilities of USD 1 million. Goodwill amounted to USD 284 million.
The results of operations since the date of acquisition were not material.
Acquisition of Mariana Oncology Inc.
On May 3, 2024, Novartis acquired Mariana Oncology Inc. (Mariana Oncology), a US based, preclinical-stage biotechnology company focused on developing novel radioligand therapies (RLTs) with a portfolio of RLT programs across a range of solid tumor indications.
The purchase price consisted of a cash payment of USD 1.04 billion and potential additional milestones of up to USD 750 million, which Mariana Oncology shareholders are eligible to receive upon the achievement of speciﬁed milestones.
The fair value of the total purchase consideration was USD 1.28 billion, consisting of a cash payment of USD 1.04 billion and the fair value of contingent consideration of USD 239 million. The purchase price allocation resulted in net identiﬁable assets of USD 754 million, consisting primarily of IPR&D intangible assets of USD 344 million, other intangible assets (scientific infrastructure) of USD 473 million, cash and cash equivalents of USD 80 million, net deferred tax liabilities of USD 133 million and other net liabilities of USD 10 million. Goodwill amounted to USD 528 million.
The results of operations since the date of acquisition were not material.
Acquisition of MorphoSys AG
On February 5, 2024, Novartis entered into an agreement to acquire MorphoSys AG (MorphoSys), a Germany-based, global biopharmaceutical company developing innovative medicines in oncology. The acquisition of MorphoSys adds to our oncology pipeline pelabresib, a late-stage BET inhibitor for myelofibrosis and tulmimetostat, an early-stage investigational dual inhibitor of EZH2 and EZH1 for solid tumors or lymphomasis.
On April 11, 2024, Novartis, through a subsidiary, commenced a voluntary public takeover offer (the “Offer”) to acquire all outstanding shares of MorphoSys for EUR 68 per share, representing a total consideration of approximately EUR 2.6 billion in cash on a fully diluted basis. The settlement of the Offer was conditional on a minimum acceptance threshold of 65%of the MorphoSys outstanding shares.
Novartis purchased during the Offer acceptance period MorphoSys shares on the market for a total amount of EUR 0.3 billion (USD 0.3 billion). The closing conditions of the Offer, including the minimum acceptance threshold of 65% were fulfilled by the end of the Offer acceptance period, and the acquisition of MorphoSys closed on May 23, 2024, with the settlement payment amounting to EUR 1.7 billion (USD 1.9 billion) to the MorphoSys shareholders for their tendered shares. Subsequent to May 23, 2024, Novartis acquired additional MorphoSys outstanding shares through the German statutory two-week extension period of the Offer (ending on May 30, 2024) for EUR 0.3 billion (USD 0.3 billion). As a result, as at May 30, 2024, Novartis held 89.7% of the total outstanding share capital of MorphoSys. Total cash paid for the MorphoSys shares purchased by Novartis through to the end of the statutory two-week extension period of the Offer amounted to EUR 2.3 billion (USD 2.5 billion). Non-controlling interests represented 10.3% of MorphoSys outstanding shares amounting to USD 0.1 billion and were recognized in equity.
In June 2024, outside the Offer Novartis purchased an additional 1.7% of MorphoSys shares for EUR 44 million (USD 47 million). As a result, at June 30, 2024, Novartis held approximately 91.4% of outstanding MorphoSys shares.
On July 4, 2024, Novartis filed a public purchase offer to delist the MorphoSys shares admitted to trading on regulated markets and acquire all MorphoSys AG shares and American Depository Shares (ADS) not held directly by Novartis. In August 2024, the delisting of the MorphoSys shares admitted to trading on regulated markets was completed, and Novartis purchased an additional 3.2% of MorphoSys shares for EUR 83 million (USD 90 million). As a result, at September 30, 2024 Novartis held approximately 94.5% of outstanding MorphoSys shares.
On October 15, 2024, the “squeeze-out” of the remaining minority shareholders of MorphoSys was completed by way of a merger into a wholly-owned Novartis entity. As a result, Novartis held 100% of the outstanding shares of MorphoSys and non-controlling interests in equity were reduced to nil. On October 21, 2024, Novartis paid EUR 144 million (USD 156 million) to the former remaining minority shareholders in connection with the “squeeze-out.”
The fair value of the total purchase consideration for the 89.7% stake held on May 30, 2024, was USD 2.5 billion (including cash acquired). The purchase price allocation resulted in net identifiable assets of USD 0.7 billion, consisting primarily of intangible assets other than goodwill of USD 1.1 billion, comprising IPR&D intangible assets of USD 0.6 billion and other intangible assets (customer out-licensing contracts) of USD 0.5 billion, financial investments and other receivables of USD 0.2 billion, marketable securities of USD 0.4 billion, cash and cash equivalents of USD 0.2 billion, financial debt to third parties of USD 0.9 billion, net deferred tax liabilities of USD 0.1 billion and other net liabilities of USD 0.2 billion. Non-controlling interests amounted to USD 0.1 billion, which were recognized at the non-controlling interests’ proportionate share of MorphoSys identifiable net assets. Goodwill as at the acquisition date amounted to USD 1.9 billion.
The results of operations since the date of acquisition were not material.
Following the completion of management’s analysis of the third-party integrated safety report related to certain clinical trial data readouts, that became available prior to closing the MorphoSys acquisition, the necessity to perform an interim impairment test of the goodwill attributable to the MorphoSys business acquired at the provisional level of the grouping of CGUs of the MorphoSys business was triggered. This impairment test required the use of valuation techniques to estimate the fair value less cost of disposal of the MorphoSys business. These valuations required the use of management assumptions and estimates related to the MorphoSys business’ future cash flows and assumptions on, among others, discount rate (8.5%) and terminal growth/decline rates (-15.0%). These fair value measurements are classified as “Level 3” in the fair value hierarchy. The section “—Goodwill and intangible assets other than goodwill” in Note 1 to the Consolidated Financial Statements in the Annual Report 2024 provides additional information on key assumptions that are highly sensitive in the estimation of fair values using valuation techniques. The interim impairment test indicated an impairment of the goodwill attributable to the MorphoSys business in the amount of USD 0.9 billion, which was recognized as “Other expense” in the consolidated income statement. As at December 31, 2024, the remaining carrying value of the goodwill attributable to the MorphoSys business amounting to USD 1.0 billion was allocated to the grouping of CGUs at the level of the operating segment of the Company, which is the level where the future synergies will be realized.
Significant acquisitions of businesses – 2023
Acquisition of DTx Pharma Inc.
In the second quarter of 2023, Novartis entered into an agreement to acquire all outstanding shares of DTx Pharma Inc. (DTx), a US based, pre-clinical stage biotechnology company focused on leveraging its proprietary FALCON platform to develop siRNA therapies for neuroscience indications. DTx’s lead program, DTx-1252 targets the root cause of CMT1A—the overexpression of PMP22, a protein that causes the myelin sheath that supports and insulates nerves in the peripheral nervous system to function abnormally. The transaction also includes two additional pre-clinical programs for other neuroscience indications. The transaction closed on July 14, 2023.
The purchase price consisted of a cash payment of USD 0.6 billion and potential additional milestones of up to USD 0.5 billion, which the DTx shareholders are eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was USD 0.6 billion. The amount consisted of a cash payment of USD 0.6 billion and the fair value of contingent consideration of USD 30 million, which DTx shareholders are eligible to receive upon the achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 0.4 billion, consisting primarily of IPR&D intangible assets of USD 0.4 billion, cash of USD 0.1 billion and net deferred tax liabilities of USD 0.1 billion. Goodwill amounted to USD 0.2 billion.
The 2023 results of operations since the date of acquisition were not material.
Acquisition of Chinook Therapeutics, Inc.
On June 12, 2023, Novartis entered into an agreement to acquire all outstanding shares of Chinook Therapeutics, Inc. (Chinook Therapeutics), a US based clinical stage biopharmaceutical company with two late-stage medicines in development for rare, severe chronic kidney diseases. The acquisition closed on August 11, 2023.
The purchase price consisted of a cash payment of USD 3.2 billion and potential additional payments of up to USD 0.3 billion, which Chinook Therapeutics shareholders are eligible to receive upon the achievement of specified milestones.
The fair value of the total purchase consideration was USD 3.3 billion. The amount consisted of an upfront cash payment of USD 3.2 billion and the fair value of contingent consideration of USD 0.1 billion, which Chinook Therapeutics shareholders are eligible to receive upon achievement of specified milestones. The purchase price allocation resulted in net identifiable assets of USD 2.4 billion, consisting primarily of IPR&D intangible assets of USD 2.5 billion, net deferred tax liabilities of USD 0.4 billion and other net assets of USD 0.3 billion, including cash of USD 0.1 billion. Goodwill amounted to USD 0.9 billion.
The 2023 results of operations since the date of acquisition were not material.

Fair value of assets and liabilities arising from acquisitions of businesses
The following table presents the fair value of the assets and liabilities acquired through acquisitions of businesses and the total purchase considerations for December 31, 2024, and 2023:
(USD millions)	Dec 31, 2024	Dec 31, 2023

Property, plant and equipment	20	18

Right-of-use assets	47	16

In-process research and development	1 424	2 931

Other intangible assets	1 156	15

Deferred tax assets	465	34

Non-current financial and other assets	31	164

Trade receivables and financial and other current assets	613	183

Cash and cash equivalents	242	226

Deferred tax liabilities	-799	-474

Current and non-current financial debts	-852

Current and non-current lease liabilities	-47	-51

Trade payables and other liabilities	-297	-231

Net identifiable assets acquired	2 003	2 831

Non-controlling interests	-75

Goodwill	2 701	1 094

Total purchase consideration for acquisitions of businesses	4 629	3 925

The significant business acquisitions in 2024, were Kate Therapeutics, Mariana Oncology and MorphoSys. The goodwill arising out of 2024 acquisitions is not tax deductible and is attributable to synergies, including the cost synergies from pre-acquisition in-licensed IP from MorphoSys, accounting for deferred tax liabilities on acquired assets, and the assembled workforce. In 2024, an impairment of goodwill was recognized related to the MorphoSys business acquisition of USD 0.9 billion. See Acquisition of MorphoSys AG section of this Note 3 for additional information.
In 2023, the significant business acquisitions were the acquisition of DTx Pharma and Chinook Therapeutics. The goodwill arising out of these acquisitions is attributable to the synergies, accounting for deferred tax liabilities on acquired assets and the assembled workforce. In 2023, no goodwill was tax deductible.
Distribution of Sandoz Group AG to Novartis AG shareholders
On July 18, 2023, Novartis announced that its Board of Directors had unanimously endorsed the proposed separation of the Sandoz business to create an independent company by way of a spin-off and to seek shareholder approval for the spin-off of the Sandoz business into a separately traded standalone company, following the complete structural separation of the Sandoz business into a standalone company (the Sandoz business or Sandoz Group AG) and subject to the satisfaction of certain conditions and Novartis AG shareholder approval.
At the EGM held on September 15, 2023, Novartis AG shareholders approved a special distribution by way of a dividend in kind to effect the spin-off of Sandoz Group AG, subject to the completion of certain conditions precedent to the distribution. Upon shareholder approval, the Sandoz business was reported as discontinued operations and the distribution liability was recognized at its fair value, which exceeded the carrying value of the Sandoz business net assets.
The conditions precedent to the spin-off were met and on October 3, 2023 the spin-off of the Sandoz business was effected by way of a distribution of a dividend in kind of Sandoz Group AG shares to Novartis AG shareholders and American Depositary Receipt (ADR) holders (the Distribution). Through the Distribution, each Novartis AG shareholder received 1 Sandoz Group AG share for every 5 Novartis AG shares and each Novartis ADR holder received 1 Sandoz ADR for every 5 Novartis ADR that they held at the close of business on October 3, 2023. As of October 4, 2023, the shares of Sandoz Group AG have been listed on the SIX Swiss Exchange (SIX) under the stock symbol “SDZ”.
On September 18, 2023, the Sandoz business entered into financing arrangements with a group of banks under which on September 28, 2023, it borrowed a total amount of USD 3.3 billion. These borrowings consisted of a bridge loan in EUR (EUR 2.4 billion) and term loans in EUR (EUR 0.2 billion) and USD (USD 0.5 billion). In addition, the Sandoz business borrowed approximately USD 0.4 billion under a number of local bilateral facilities in different countries. This resulted in a total gross debt of USD 3.7 billion. These outstanding borrowings of the Sandoz business legal entities were recognized in the September 30, 2023 consolidated balance sheet within Liabilities related to discontinued operations and within financing activities cash flows from discontinued operations. Prior to the Distribution on October 3, 2023, Sandoz business legal entities paid approximately USD 3.3 billion in cash to Novartis and its affiliates through a series of intercompany transactions.
At the Distribution date on October 3, 2023, the dividend in kind distribution liability to effect the Distribution (spin-off) of the Sandoz business amounted to USD 14.0 billion, measured by reference to the October 4, 2023 opening Sandoz Group AG share price and applying a control premium. The dividend in kind distribution liability was recorded as a reduction to equity (retained earnings) and remained in excess of the then carrying value of the Sandoz business net assets, which amounted to USD 8.6 billion.
Certain consolidated foundations own Novartis AG dividend-bearing shares that restricts their availability for use by Novartis. These Novartis AG shares are accounted for as treasury shares. Through the Distribution, these foundations received Sandoz Group AG shares representing an approximate 4.31% equity interest in Sandoz Group AG. Upon the loss of control of Sandoz Group AG through the Distribution on October 3, 2023, the financial investment in Sandoz Group AG was recognized at its initial fair value based on the opening traded share price of Sandoz Group AG on October 4, 2023 (a Level 1 hierarchy valuation). At initial recognition, on October 4, 2023, the Sandoz

Group AG financial investment had a fair value of USD 0.5 billion, and was reported in the fourth quarter of 2023 on the consolidated balance sheet as a financial asset. Management has designated this investment at fair value through other comprehensive income.
The total non-taxable, non-cash gain recognized at the Distribution date of the spin-off of the Sandoz business amounted to USD 5.9 billion, which consists of:
(USD millions)	Oct 3, 2023

Net assets derecognized [1]	-8 647

Derecognition of distribution liability	13 962

Difference between net assets and distribution liability	5 315

Recognition of Sandoz Group AG shares obtained through consolidated foundations	492

Currency translation gains recycled into the consolidated income statement	357

Transaction costs and other items recognized in the consolidated income statement	-304

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	5 860

For additional disclosures on discontinued operations, refer to Note 11.
4. Summary of equity attributable to Novartis AG shareholders
		Number of outstanding shares (in millions)		Issued share capital and reserves attributable to Novartis AG shareholders (in USD millions)

	Note	2024	2023	FY 2024	FY 2023

Balance at beginning of year		2 044.0	2 119.6	46 667	59 342

Shares acquired to be canceled		-77.5	-87.5	-8 316	-8 369

Other share purchases		-1.2	-1.6	-134	-148

Equity-based compensation plans, exercise of options and employee transactions		9.7	13.2	1 060	1 050

Taxes on treasury share transactions				-68	14

Transaction costs, net of taxes	4.3				-214

Dividends	4.1			-7 624	-7 255

Dividend in kind	3				-13 962

Net income of the period attributable to shareholders of Novartis AG				11 941	14 850

Other comprehensive income attributable to shareholders of Novartis AG				592	1 200

Changes in non-controlling interests				-226

Other movements	4.4	0.1	0.3	154	159

Balance at end of year		1 975.1	2 044.0	44 046	46 667

4.1. The gross dividend to shareholders of Novartis AG amounted to USD 7.6 billion. The net dividend payment to Novartis AG shareholders paid in March 2024 amounted to USD 5.2 billion. The USD 2.4 billion Swiss withholding tax on the gross dividend was paid at its due date in April 2024.
4.2. In December 2021, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its up-to USD 15.0 billion share buyback. The arrangement was updated in July 2022, December 2022, and May 2023, and concluded in June 2023.
In June 2023, Novartis entered into an irrevocable, non-discretionary arrangement with a bank to repurchase 11.7 million Novartis shares on the second trading line, which concluded in July 2023.
In July 2023, Novartis entered into a new irrevocable, non-discretionary arrangement with a bank to repurchase Novartis shares on the second trading line under its new up-to USD 15.0 billion share buyback.
In June 2024, Novartis amended the arrangement to include the repurchase of an additional 8.7 million Novartis shares on the second trading line to mitigate the impact of the shares deliveries under the equity-based compensation plans for employees. These additional repurchases concluded in October 2024. Novartis was able to cancel this arrangement but could have been subject to a 90-day waiting period. As of December 31, 2024, and December 31, 2023, these waiting period conditions were not applicable and as a result, there was no requirement to record a liability under this arrangement as of December 31, 2024, and December 31, 2023.
4.3. Transaction costs in 2023 of USD 214 million, net of tax of USD 29 million, that were directly attributable to the Distribution (spin-off) of Sandoz business to Novartis AG shareholders and that would otherwise have been avoided, were recorded as a deduction from equity (retained earnings).
4.4. Other movements include, for subsidiaries in hyperinflationary economies, the impact of the application of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies.”
5. Financial instruments
Fair value by hierarchy
The following table illustrates the three hierarchical levels for valuing financial instruments at fair value as of December 31, 2024, and December 31, 2023. For additional information on the hierarchies and other matters, please refer to the Consolidated Financial Statements in the 2024 Annual Report, published on January 31, 2025.

	Level 1		Level 2		Level 3		Total

(USD millions)	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023	Dec 31, 2024	Dec 31, 2023

Financial assets
Cash and cash equivalents
Debt securities	50	50					50	50

Total cash and cash equivalents at fair value	50	50					50	50

Marketable securities
Derivative financial instruments			106	355			106	355

Total marketable securities and derivative financial instruments at fair value			106	355			106	355

Current contingent consideration receivables					120	65	120	65

Current fund investments and equity securities	24	94			18	31	42	125

Long-term financial investments
Debt and equity securities	193	796	7	20	599	616	799	1 432

Fund investments	15	7			195	183	210	190

Non-current contingent consideration receivables					671	553	671	553

Total long-term financial investments at fair value	208	803	7	20	1 465	1 352	1 680	2 175

Associated companies at fair value through profit or loss					109	101	109	101

Financial liabilities
Current contingent consideration liabilities					-281	-14	-281	-14

Current other financial liabilities						-88		-88

Derivative financial instruments			-143	-91			-143	-91

Total current financial liabilities at fair value				-91	-281	-102	-424	-193

Non-current contingent consideration liabilities					-527	-389	-527	-389

In 2024, there were two transfers of equity securities from Level 3 to Level 1 for USD 19 million due to Initial Public Offering and lift of restrictions.
The fair value of straight bonds amounted to USD 22.5 billion at December 31, 2024 (USD 19.2 billion at December 31, 2023) compared with the carrying amount of USD 24.1 billion at December 31, 2024 (USD 20.6 billion at December 31, 2023). For all other financial assets and liabilities, the carrying amount is a reasonable approximation of the fair value.
The carrying amount of financial assets included in the line total long-term financial investments at fair value of USD 1.7 billion at December 31, 2024 (USD 2.2 billion at December 31, 2023) is included in the line “Financial assets” of the consolidated balance sheets. The carrying amount of financial assets included in the line current fund investments and equity securities of USD 42 million at December 31, 2024 (USD 125 million at December 31, 2023) is included in the line “Other current assets” of the consolidated balance sheets. The carrying amount of non-current contingent consideration liabilities of USD 0.5 billion at December, 2024 (USD 0.4 billion at December 31, 2023) is included in the line “Provisions and other non-current liabilities” of the consolidated balance sheets.
In 2024, the consolidated foundations’ investments in Sandoz Group AG shares were fully sold, and the USD 169 million gain on disposal was transferred from other comprehensive income to retained earnings.
The Company’s exposure to financial risks has not changed significantly during the period and there have been no major changes to the risk management department or in any risk management policies.
6. Details to the consolidated statements of cash flows
6.1. Non-cash items and other adjustments from continuing operations
The following tables show the reversal of non-cash items and other adjustments in the consolidated statements of cash flows.
(USD millions)	Q4 2024	Q4 2023

Depreciation, amortization and impairments on:
Property, plant and equipment	263	246

Right-of-use assets	65	66

Intangible assets	1 300	1 276

Financial assets [1]	32	37

Change in provisions and other non-current liabilities	165	-171

(Gains)/losses on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	-53	101

Equity-settled compensation expense	272	248

Loss from associated companies	3	6

Income taxes	465	-261

Net financial expense	242	199

Other	-45	44

Total	2 709	1 791

[1] Includes fair value changes
(USD millions)	FY 2024	FY 2023

Depreciation, amortization and impairments on:
Property, plant and equipment	932	1 006

Right-of-use assets	256	263

Intangible assets	4 881	7 008

Financial assets [1]	45	106

Change in provisions and other non-current liabilities	696	61

Gains on disposal on property, plant and equipment; intangible assets; other non-current assets; and other adjustments on financial assets and other non-current assets, net	-74	-180

Equity-settled compensation expense	1 044	865

Loss from associated companies	38	13

Income taxes	1 701	551

Net financial expense	866	633

Other	-153	43

Total	10 232	10 369

[1] Includes fair value changes

In 2024 and 2023, other than through business combinations, there were no additions to intangible assets with deferred payments.
In 2024, there were USD 304 million (Q4 2024: USD 92 million) additions to right-of use assets recognized.
In 2023, there were USD 421 million (Q4 2023: USD 183 million) additions to right-of use assets recognized.
6.2. Total amount of income taxes paid
In 2024, income taxes paid by continuing operations and the total Company were USD 2 258 million (Q4 2024: USD 924 million). For discontinued operations, it was nil.
In 2023, income taxes paid by continuing operations were USD 2 787 million (Q4 2023: USD 1 093 million), and by discontinued operations were USD 162 million (Q4 2023: nil), which were included within “Net cash flows from operating activities from discontinued operations.” In 2023, income taxes paid by the total Company were USD 2 949 million (Q4 2023: USD 1 093 million).
6.3. Cash flows from changes in working capital and other operating items included in the net cash flows from operating activities from continuing operations
(USD millions)	Q4 2024	Q4 2023	FY 2024	FY 2023

(Increase)/decrease in inventories	-169	33	-225	-546

Decrease/(increase) in trade receivables	162	-240	-931	-1 504

Increase/(decrease) in trade payables	555	564	-105	479

Change in other current and non-current assets	-73	-41	-502	-125

Change in other current liabilities	-470	-700	1 057	1 327

Total	5	-384	-706	-369

6.4. Cash flows arising from acquisitions and divestments of businesses, net from continuing operations
The following table is a summary of the cash flow impact of acquisitions and divestments of businesses.
(USD millions)	Q4 2024	Q4 2023	FY 2024	FY 2023

Total purchase consideration for acquisitions of businesses	-518	-3	-4 629	-3 925

Acquired cash and cash equivalents	6		242	226

Fair value of previously held equity interests		-1		26

Contingent consideration payable, net	91	-7	377	146

Payments, deferred consideration and other adjustments, net	-5	5	-8	-34

Cash flows used for acquisitions of businesses [1]	-426	-6	-4 018	-3 561

Cash flows from/(used for) divestments of businesses, net [2]	164	-2	107	3

Cash flows used for acquisitions and divestments of businesses, net	-262	-8	-3 911	-3 558

[1] 2024 includes the payments for purchases of MorphoSys shares by Novartis during the Offer period totaling EUR 0.3 billion (USD 0.3 billion), see Note 3 for further information (Q4 2024: nil). Also included in 2024, is a payment of EUR 53 million (USD 58 million) in relation to the MorphoSys acquisition (Q4 2024: nil).

[2] In 2024, USD 107 million (Q4 2024: USD 164 million) represented the net cash inflows from divestments made during that year and in previous years.
     In 2024, the net identifiable assets of divested businesses amounted to USD 142 million (Q4 2024: USD 142 million), comprised of non-current assets of USD 159 million (Q4 2024: USD 159 million), current assets of USD 48 million (Q4 2024: USD 48 million), including USD 8 million (Q4 2024: USD 8 million) cash and cash equivalents and of non-current and current liabilities of USD 65 million (Q4 2024: USD 65 million).

In 2023, USD 3 million (Q4 2023: USD 2 million net cash outflows) represented the net cash inflows from divestments in prior years.
Note 3 provides further information regarding significant acquisitions and divestments of businesses. All acquisitions were for cash.

7. Legal proceedings update
A number of Novartis companies are, and will likely continue to be, subject to various legal proceedings, including litigations, arbitrations and governmental investigations, that arise from time to time. Legal proceedings are inherently unpredictable. As a result, the Company may become subject to substantial liabilities that may not be covered by insurance and may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 21 to the Consolidated Financial Statements in our 2023 Annual Report and 2023 Form 20-F contains a summary as of the date of these reports of significant legal proceedings to which Novartis or its subsidiaries were a party. The following is a summary as of January 30, 2025, of significant developments in those proceedings, as well as any new significant proceedings commenced since the date of the 2023 Annual Report and 2023 Form 20-F.
Investigations and related litigations
340B Drug Pricing Program investigations
In 2021, Novartis Pharmaceuticals Corporation (NPC) received a notification from the US Health Resources and Services Administration (HRSA) which stated that HRSA believes NPC’s contract pharmacy policy violates the 340B statute, and threatened potential enforcement action. NPC subsequently sued HRSA in the U.S. District Court (USDC) for the District of Columbia to challenge HRSA’s determination and to enjoin HRSA from taking action with respect to NPC’s contract pharmacy policy. HRSA then referred the matter regarding NPC’s contract pharmacy policy to the Office of Inspector General of the US Department of Health and Human Services, which could result in the imposition of civil monetary penalties on NPC. The court issued a decision rejecting HRSA’s interpretation of the 340B statute, vacating the violation notification and remanding the matter to HRSA. HRSA appealed, and the US Court of Appeals for the DC Circuit heard oral argument on the case in 2022. In May 2024, the US Court of Appeals for the DC Circuit issued a decision rejecting HRSA’s interpretation of the 340B statute and upholding NPC’s contract pharmacy policy. HRSA did not seek review from the US Supreme Court, and the decision is now final.
NPC has brought litigation challenging a number of state statutes purporting to add further obligations on manufacturers under the federal 340B program as to the use of contract pharmacies in those states. NPC has also brought litigation challenging the federal government’s refusal to allow NPC to apply a rebate payment model for the 340B program.
Swiss and EU investigation
In September 2022, the Swiss Competition Commission (COMCO) initiated an investigation of the acquisition of certain patents by Novartis from Genentech in April 2020 and their subsequent enforcement against Eli Lilly and other parties, allegedly in an attempt to protect Cosentyx from competing products. COMCO investigated whether enforcement of the patents violated the Swiss Cartel Act. The European Commission also requested information from Novartis regarding this matter. COMCO and the EC have both formally closed their investigations with no findings and both stated that they have not found any indication of anticompetitive conduct.
Inflation Reduction Act (IRA) litigation
In 2023, following the US government’s selection of Entresto for the first round of the IRA’s “Medicare Drug Price Negotiation Program,” NPC filed a complaint in the US District Court (USDC) for the District of New Jersey on the grounds that those drug price-setting provisions are unconstitutional under the First, Fifth and Eighth Amendments to the U.S. Constitution. In October 2024, the court granted the government’s motion for summary judgment. NPC has appealed to the Third Circuit.
Southern District of New York (S.D.N.Y.) Gilenya marketing practices investigation and litigation
In 2013, Novartis Pharmaceuticals Corporation (NPC) received a civil investigative demand from the United States Attorney’s Office for the S.D.N.Y. requesting the production of documents and information relating to marketing practices for Gilenya, including the remuneration of healthcare providers in connection therewith. In 2017, the S.D.N.Y. and New York State declined to intervene in claims raised by an individual relator in a qui tam complaint. In 2022, NPC’s motion to dismiss this complaint was granted. In December 2024, the appeals court affirmed in part but remanded in part, sending the case back to the district court for further proceedings. The claims are being vigorously contested.
In addition to the matters described above, there have been other non-material developments in the other legal matters described in Note 21 to the Consolidated Financial Statements contained in our 2023 Annual Report and 2023 Form 20-F.
Novartis believes that its total provisions for investigations, product liability, arbitration and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, there can be no assurance that additional liabilities and costs will not be incurred beyond the amounts provided.

8. Operating segment
Following the September 15, 2023, shareholders’ approval of the spin-off of the Sandoz business, the Company reported its consolidated financial statements for the current and prior years as “continuing operations” and “discontinued operations” (see Note 1 and Note 3).
Continuing operations include the retained business activities of Novartis, comprising the innovative medicines business (previously the Innovative Medicines Division) and the continuing corporate activities.
Discontinued operations include the Sandoz generic pharmaceuticals and biosimilars business (the Sandoz Division) and certain corporate activities attributable to Sandoz’s business, as well as certain expenses related to the spin-off. Included in the fourth quarter of 2023 is also the IFRS Accounting Standards non-cash, non-taxable net gain on the Distribution of Sandoz Group AG to Novartis AG shareholders. For further details and disclosures on discontinued operations, refer to Note 3 and Note 11.
The Company’s continuing operations is engaged in the research, development, manufacturing, distribution, and commercialization and sale of innovative medicines, with a focus on the core therapeutic areas: cardiovascular, renal and metabolic; immunology; neuroscience; oncology; and established brands.
Following the spin-off of the Sandoz business, on October 3, 2023, Novartis operates as a single global operating segment innovative medicines company that is engaged in the research, development, manufacturing, distribution and commercialization and sale of innovative medicines. The Company’s research, development, manufacturing and supply of products and functional activities are managed globally on a vertically integrated basis. Commercial efforts that coordinate marketing, sales and distribution of these products are organized by geographic region, therapeutic area and established brands.
The Executive Committee of Novartis (ECN), chaired by the CEO, is the governance body responsible for allocating resources and assessing the business performance of the operating segment of the Company on a global basis and is the chief operating decision-maker (CODM) for the Company.
The determination of a single operating segment is consistent with the financial information regularly reviewed by the CODM for purposes of assessing performance and allocating resources.
See Note 9 for revenues and geographic information disclosures.
9. Revenues and geographic information
Net sales
Net sales information
Net sales from continuing operations comprise the following:
(USD millions)	Q4 2024	Q4 2023	FY 2024	FY 2023

Net sales to third parties from continuing operations	13 153	11 423	50 317	44 635

Sales to discontinued operations				805

Net sales from continuing operations	13 153	11 423	50 317	45 440

Net sales from continuing operations by region1
Fourth quarter
	Q4 2024 USD m	Q4 2023 USD m	% change USD	% change cc 2	Q4 2024 % of total	Q4 2023 % of total

US	6 002	4 763	26	26	46	42

Europe	3 962	3 716	7	8	30	33

Asia/Africa/Australasia	2 313	2 231	4	5	18	20

Canada and Latin America	876	713	23	23	6	5

Total	13 153	11 423	15	16	100	100

Of which in established markets	10 209	8 655	18	18	78	76

Of which in emerging growth markets	2 944	2 768	6	9	22	24

[1] Net sales from continuing operations by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 47.
Full year
	FY 2024 USD m	FY 2023 USD m	% change USD	% change cc 2	FY 2024 % of total	FY 2023 % of total

US	21 146	17 959	18	18	42	40

Europe	15 557	14 997	4	5	31	33

Asia/Africa/Australasia	10 021	9 308	8	11	20	20

Canada and Latin America	3 593	3 176	13	17	7	7

Total	50 317	45 440	11	12	100	100

Of which in established markets	37 371	33 725	11	11	74	74

Of which in emerging growth markets	12 946	11 715	11	15	26	26

[1] Net sales from continuing operations by location of customer. Emerging growth markets comprise all markets other than the established markets of the US, Canada, Western Europe, Japan, Australia and New Zealand. Novartis definition of Western Europe includes Austria, Belgium, Finland, France, Germany, Greece, Iceland, Ireland, Italy, Luxembourg, Malta, The Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, and the United Kingdom.

[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 47.

Net sales from continuing operations by core therapeutic area and established brands
Fourth quarter
	Q4 2024	Q4 2023	% change	% change
	USD m	USD m 1	USD	cc 2

Cardiovascular, renal and metabolic
Entresto	2 180	1 635	33	34

Leqvio	223	123	81	83

Total cardiovascular, renal and metabolic	2 403	1 758	37	38

Immunology
Cosentyx	1 596	1 303	22	24

Xolair [3]	399	378	6	9

Ilaris	413	376	10	11

Total immunology	2 408	2 057	17	19

Neuroscience
Kesimpta	950	641	48	49

Zolgensma	262	286	-8	-6

Aimovig	80	69	16	16

Total neuroscience	1 292	996	30	31

Oncology
Kisqali	902	610	48	52

Promacta/Revolade	583	563	4	5

Tafinlar + Mekinist	527	486	8	10

Jakavi	487	444	10	13

Tasigna	411	446	-8	-6

Pluvicto	351	273	29	28

Lutathera	190	147	29	30

Scemblix	207	125	66	66

Piqray/Vijoice	109	131	-17	-16

Kymriah	108	120	-10	-10

Fabhalta [4]	57	1	nm	nm

Total oncology	3 932	3 346	18	19

Established brands
Sandostatin Group	306	316	-3	-1

Lucentis	210	301	-30	-29

Exforge Group	159	156	2	8

Galvus Group	144	153	-6	2

Diovan Group	140	147	-5	-2

Gilenya	109	154	-29	-26

Contract manufacturing	323	302	7	8

Other	1 727	1 737	-1	-5

Total established brands	3 118	3 266	-5	-5

Total net sales from continuing operations	13 153	11 423	15	16

[1] Reclassified to conform with 2024 presentation of brands by therapeutic area and established brands.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 47.
[3] Net sales from continuing operations reflect Xolair sales for all indications.
[4] Net sales from continuing operations reflect Fabhalta sales for all indications.

nm = not meaningful

Net sales from continuing operations by core therapeutic area and established brands
Full year
	FY 2024	FY 2023	% change	% change
	USD m	USD m 1	USD	cc 2

Cardiovascular, renal and metabolic
Entresto	7 822	6 035	30	31

Leqvio	754	355	112	114

Total cardiovascular, renal and metabolic	8 576	6 390	34	36

Immunology
Cosentyx	6 141	4 980	23	25

Xolair [3]	1 643	1 463	12	15

Ilaris	1 509	1 355	11	14

Total immunology	9 293	7 798	19	21

Neuroscience
Kesimpta	3 224	2 171	49	49

Zolgensma	1 214	1 214	0	2

Aimovig	312	266	17	18

Total neuroscience	4 750	3 651	30	31

Oncology
Kisqali	3 033	2 080	46	49

Promacta/Revolade	2 216	2 269	-2	-1

Tafinlar + Mekinist	2 058	1 922	7	9

Jakavi	1 936	1 720	13	15

Tasigna	1 671	1 848	-10	-8

Pluvicto	1 392	980	42	42

Lutathera	724	605	20	20

Scemblix	689	413	67	68

Piqray/Vijoice	449	505	-11	-11

Kymriah	443	508	-13	-12

Fabhalta [4]	129	1	nm	nm

Total oncology	14 740	12 851	15	16

Established brands
Sandostatin Group	1 279	1 314	-3	-1

Lucentis	1 044	1 475	-29	-28

Exforge Group	703	713	-1	2

Galvus Group	602	692	-13	-6

Diovan Group	590	613	-4	0

Gilenya	552	925	-40	-39

Contract manufacturing	1 152	1 490	-23	-22

Other	7 036	7 528	-7	-7

Total established brands	12 958	14 750	-12	-11

Total net sales from continuing operations	50 317	45 440	11	12

[1] Reclassified to conform with 2024 presentation of brands by therapeutic area and established brands.
[2] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 47.
[3] Net sales from continuing operations reflect Xolair sales for all indications.
[4] Net sales from continuing operations reflect Fabhalta sales for all indications.

nm = not meaningful

Net sales from continuing operations of the top 20 brands in 2024
Fourth quarter
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc 1	USD m	% change USD	% change cc 1	USD m	% change USD	% change cc 1

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	1 245	41	935	24	26	2 180	33	34

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	1 008	36	588	5	7	1 596	22	24

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	642	42	308	64	67	950	48	49

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	549	65	353	27	34	902	48	52

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	326	8	257	-2	2	583	4	5

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	235	18	292	2	5	527	8	10

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			487	10	13	487	10	13

Tasigna	Oncology	Chronic myeloid leukemia (CML)	218	-1	193	-15	-12	411	-8	-6

Xolair [2]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			399	6	9	399	6	9

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	233	17	180	2	6	413	10	11

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	280	12	71	223	220	351	29	28

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	192	-4	114	-3	3	306	-3	-1

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	96	7	166	-15	-12	262	-8	-6

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			210	-30	-29	210	-30	-29

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	116	68	107	98	99	223	81	83

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	138	34	52	18	22	190	29	30

Exforge Group	Established brands	Hypertension	2	0	157	2	8	159	2	8

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	131	60	76	77	80	207	66	66

Galvus Group	Established brands	Type 2 diabetes (RMS)			144	-6	2	144	-6	2

Diovan Group	Established brands	Hypertension	7	-50	133	0	3	140	-5	-2

Top 20 brands total			5 418	31	5 222	9	13	10 640	19	21

Rest of portfolio			584	-7	1 929	2	-1	2 513	0	-2

Total net sales from continuing operations			6 002	26	7 151	7	9	13 153	15	16

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 47.
[2] Net sales from continuing operations reflect Xolair sales for all indications.

Net sales from continuing operations of the top 20 brands in 2024
Full year
			US		Rest of world			Total

Brands	Brand classification by therapeutic area or established brands	Key indications	USD m	% change USD/cc 1	USD m	% change USD	% change cc 1	USD m	% change USD	% change cc 1

Entresto	Cardiovascular, renal and metabolic	Chronic heart failure, hypertension	4 052	32	3 770	27	30	7 822	30	31

Cosentyx	Immunology	Psoriasis (PsO), ankylosing spondylitis (AS), psoriatic arthritis (PsA), non-radiographic axial spondyloarthritis (nr-axSPA), hidradenitis suppurativa (HS)	3 530	34	2 611	11	14	6 141	23	25

Kesimpta	Neuroscience	Relapsing forms of multiple sclerosis (MS)	2 183	43	1 041	62	65	3 224	49	49

Kisqali	Oncology	HR+/HER2- metastatic breast cancer and early breast cancer	1 678	63	1 355	29	36	3 033	46	49

Promacta/Revolade	Oncology	Immune thrombocytopenia (ITP), severe aplastic anemia (SAA)	1 181	-2	1 035	-3	1	2 216	-2	-1

Tafinlar + Mekinist	Oncology	BRAF V600+ metastatic and adjuvant melanoma, advanced non-small cell lung cancer (NSCLC), tumor agnostic with BRAF mutation indication, pediatric low grade glioma (pLGG)	848	7	1 210	7	10	2 058	7	9

Jakavi	Oncology	Myelofibrosis (MF), polycythemia vera (PV), graft-versus-host disease (GvHD)			1 936	13	15	1 936	13	15

Tasigna	Oncology	Chronic myeloid leukemia (CML)	848	-4	823	-15	-12	1 671	-10	-8

Xolair [2]	Immunology	Severe allergic asthma (SAA), chronic spontaneous urticaria (CSU), nasal polyps, food allergy (FA)			1 643	12	15	1 643	12	15

Ilaris	Immunology	Auto-inflammatory (CAPS, TRAPS, HIDS/MKD, FMF, SJIA, AOSD, gout)	798	16	711	6	12	1 509	11	14

Pluvicto	Oncology	PSMA-positive mCRPC patients post-ARPI, post-Taxane	1 157	26	235	298	296	1 392	42	42

Sandostatin Group	Established brands	Carcinoid tumors, acromegaly	805	-3	474	-2	2	1 279	-3	-1

Zolgensma	Neuroscience	Spinal muscular atrophy (SMA)	435	17	779	-7	-5	1 214	0	2

Lucentis	Established brands	Age-related macular degeneration (AMD), diabetic macular edema (DME), retinal vein occlusion (RVO)			1 044	-29	-28	1 044	-29	-28

Leqvio	Cardiovascular, renal and metabolic	Atherosclerotic cardiovascular disease (ASCVD)	385	88	369	146	148	754	112	114

Lutathera	Oncology	GEP-NETs gastroenteropancreatic neuroendocrine tumors	513	20	211	19	20	724	20	20

Exforge Group	Established brands	Hypertension	8	-38	695	-1	3	703	-1	2

Scemblix	Oncology	Philadelphia chromosome-positive chronic myeloid leukemia (Ph+ CML) in chronic phase (CP); Ph+ CML in CP with the T315I mutation	436	48	253	113	116	689	67	68

Galvus Group	Established brands	Type 2 diabetes (RMS)			602	-13	-6	602	-13	-6

Diovan Group	Established brands	Hypertension	28	-46	562	0	5	590	-4	0

Top 20 brands total			18 885	26	21 359	11	14	40 244	18	19

Rest of portfolio			2 261	-25	7 812	-5	-5	10 073	-10	-10

Total net sales from continuing operations			21 146	18	29 171	6	8	50 317	11	12

[1] Constant currencies (cc) is a non-IFRS measure. A definition of non-IFRS measures used by Novartis can be found starting on page 47.
[2] Net sales from continuing operations reflect Xolair sales for all indications.

Other revenues
(USD millions)	Q4 2024	Q4 2023	FY 2024	FY 2023

Profit sharing income	305	245	1 063	941

Royalty income	7	24	37	87

Milestone income	2	10	28	45

Other [1]	91	74	277	147

Total other revenues	405	353	1 405	1 220

[1] Other includes revenue from activities such as manufacturing or other services rendered, to the extent such revenue is not recorded under net sales to third parties from continuing operations.
10. Other interim disclosures
Property, plant and equipment, right-of-use assets and intangible assets
The following table shows additional disclosures related to property, plant and equipment, right-of-use assets and intangible assets for continuing operations:
(USD millions)	Q4 2024	Q4 2023	FY 2024	FY 2023

Property, plant and equipment impairment charges	-36	-21	-48	-106

Property, plant and equipment impairment reversal	1	5	1	16

Property, plant and equipment depreciation charge	-228	-230	-885	-916

Right-of-use assets impairment charges		-2		-4

Right-of-use assets impairment reversal			1

Right-of-use assets depreciation charge	-66	-64	-257	-259

Intangible assets impairment charges [1]	-428	-383	-1 433	-3 048

Intangible assets impairment reversal			9

Intangible assets amortization charge	-872	-893	-3 457	-3 960

[1] 2024 impairment charge included the write-down of IPR&D on the cessation of clinical research and clinical development programs and a USD 0.9 billion impairment of goodwill attributable to the MorphoSys business acquired. See Note 3 – Acquisition of MorphoSys AG for additional information.

     2023 impairment charge included the write-down of IPR&D on the cessation of clinical development programs, including the clinical development program PPY988 (USD 1.0 billion), which was acquired with the 2022 acquisition of Gyroscope Therapeutics Holdings plc (See Note 3), VDT482 (USD 0.4 billion) and MBG453 (USD 0.3 billion), and the clinical research program NIZ985 (USD 0.3 billion); as well as the write-down of a currently marketed product by USD 0.3 billion to reflect reduction in its recoverable amount.

The following table shows the additions to property, plant and equipment, right-of-use assets and intangible assets for continuing operations excluding the impact of business acquisitions, which are disclosed in Note 3:
(USD millions)	Q4 2024	Q4 2023	FY 2024	FY 2023

Additions to property, plant and equipment	499	417	1 384	1 065

Additions to right-of-use assets	92	183	304	421

Additions to intangible assets other than goodwill	631	543	2 143	1 576

Other non-current assets
(USD millions)	Dec 31, 2024	Dec 31, 2023

Deferred compensation plans	479	439

Prepaid post-employment benefit plans	2 604	545

Other non-current assets	422	215

Total other non-current assets	3 505	1 199

Non-current financial debt
(USD millions)	Dec 31, 2024	Dec 31, 2023

Straight bonds	24 112	20 585

Other bonds [1]	523

Total bonds	24 635	20 585

Other financial debt	87	42

Total, including current portion of non-current financial debt	24 722	20 627

Less current portion of non-current financial debt	-3 356	-2 191

Total non-current financial debt	21 366	18 436

[1] Other bonds average interest rate 5.3%
The following table provides a breakdown of straight bonds:
Coupon	Currency	Notional amount (millions)	Issuance year	Maturity year	Issuer	Issue price	Carrying value Dec 31, 2024 (USD millions)	Carrying value Dec 31, 2023 (USD millions)

3.700%	USD	500	2012	2042	Novartis Capital Corporation, New York, United States	98.325%	491	491

3.400% [1]	USD	2 150	2014	2024	Novartis Capital Corporation, New York, United States	99.287%		2 150

4.400%	USD	1 850	2014	2044	Novartis Capital Corporation, New York, United States	99.196%	1 828	1 828

1.625%	EUR	600	2014	2026	Novartis Finance S.A., Luxembourg, Luxembourg	99.697%	624	663

0.250%	CHF	500	2015	2025	Novartis AG, Basel, Switzerland	100.640%	553	595

0.625%	CHF	550	2015	2029	Novartis AG, Basel, Switzerland	100.502%	609	654

1.050%	CHF	325	2015	2035	Novartis AG, Basel, Switzerland	100.479%	360	387

3.000%	USD	1 750	2015	2025	Novartis Capital Corporation, New York, United States	99.010%	1 748	1 745

4.000%	USD	1 250	2015	2045	Novartis Capital Corporation, New York, United States	98.029%	1 223	1 222

0.625%	EUR	500	2016	2028	Novartis Finance S.A., Luxembourg, Luxembourg	98.480%	518	549

3.100%	USD	1 000	2017	2027	Novartis Capital Corporation, New York, United States	99.109%	997	995

1.125%	EUR	600	2017	2027	Novartis Finance S.A., Luxembourg, Luxembourg	99.874%	624	662

1.375%	EUR	750	2018	2030	Novartis Finance S.A., Luxembourg, Luxembourg	99.957%	779	828

1.700%	EUR	750	2018	2038	Novartis Finance S.A., Luxembourg, Luxembourg	99.217%	774	823

1.750%	USD	1 000	2020	2025	Novartis Capital Corporation, New York, United States	99.852%	1 000	999

2.000%	USD	1 250	2020	2027	Novartis Capital Corporation, New York, United States	99.909%	1 248	1 247

2.200%	USD	1 500	2020	2030	Novartis Capital Corporation, New York, United States	99.869%	1 496	1 495

2.750%	USD	1 250	2020	2050	Novartis Capital Corporation, New York, United States	97.712%	1 217	1 216

0.000% [2]	EUR	1 850	2020	2028	Novartis Finance S.A., Luxembourg, Luxembourg	99.354%	1 918	2 036

1.600% [3]	CHF	650	2024	2027	Novartis AG, Basel, Switzerland	100.138%	719

1.650% [3]	CHF	435	2024	2031	Novartis AG, Basel, Switzerland	100.148%	481

1.750% [3]	CHF	645	2024	2034	Novartis AG, Basel, Switzerland	100.229%	714

1.850% [3]	CHF	280	2024	2040	Novartis AG, Basel, Switzerland	100.268%	310

1.850% [3]	CHF	190	2024	2049	Novartis AG, Basel, Switzerland	100.149%	210

3.800% [4]	USD	1 000	2024	2029	Novartis Capital Corporation, New York, United States	99.757%	995

4.000% [4]	USD	850	2024	2031	Novartis Capital Corporation, New York, United States	99.565%	844

4.200% [4]	USD	1 100	2024	2034	Novartis Capital Corporation, New York, United States	99.282%	1 088

4.700% [4]	USD	750	2024	2054	Novartis Capital Corporation, New York, United States	99.936%	744

Total straight bonds							24 112	20 585

[1] Novartis repaid the bond in the second quarter of 2024 in accordance with its terms.
[2] The EUR 1 850 million bond issued in 2020 features a coupon step-up of 0.25% commencing with the first interest payment date after December 31, 2025, if one or both of the 2025 Patient Access Targets are not met. These 2025 Patient Access Targets are the 2025 Flagship Programs Patient Reach Target and the 2025 Strategic Innovative Therapies Patient Reach Target, as defined in the bond prospectus. As of September 30, 2024, there is no indication that these 2025 Patient Access Targets will not be met.

[3] Novartis issued these bonds in the second quarter of 2024.
[4] Novartis issued these bonds in the third quarter of 2024.
In May 2024, Novartis replaced its existing USD 6.0 billion credit facility with a syndicate of banks (which was undrawn at its replacement date and December 31, 2023 and had a maturity date of September 2025) with a new USD 6.0 billion credit facility with a syndicate of banks. This credit facility is intended to be used as a backstop for the US commercial paper program. This facility matures in May 2029, and was undrawn as at December 31, 2024.

Current financial debt and derivative financial instruments
(USD millions)	Dec 31, 2024	Dec 31, 2023

Bank and other financial debt [1]	642	624

Commercial paper	4 091	3 269

Current portion of non-current financial debt	3 356	2 191

Derivative financial instruments	143	91

Total current financial debt and derivative financial instruments	8 232	6 175

[1] Weighted average interest rate during the year 2024: 20.8% (2023: 13.2%)
Commitments
Research and development commitments
The Company has entered into long-term research and development agreements with various institutions related to intangible assets. These agreements provide for potential milestone payments by Novartis, which are dependent on successful clinical development, or meeting speciﬁed sales targets, or other conditions that are speciﬁed in the agreements.
As of December 31, 2024, the amount and estimated timing of the Company’s commitments to make payments under those agreements, which are shown without risk adjustment and on an undiscounted basis, were as follows:
(USD millions)	2024

2025	135

2026	402

2027	739

2028	746

2029	653

Thereafter	8 123

Total	10 798

Other commitments
The Company routinely acquires interests in intellectual property focused on key disease areas and indications that the Company expects to be growth drivers in the future. The Company has a commitment related to a long-term research and development agreement that was entered into in the fourth quarter in 2024 that closed on January 11, 2025, totaling USD 1.9 billion, of which USD 1.0 billion was paid on January 17, 2025.
11. Discontinued operations
Discontinued operations included the operational results from the Sandoz generic pharmaceuticals and biosimilars division and certain corporate activities attributable to the Sandoz business, as well as certain other expenses related to the spin-off. Also included in 2023 is the IFRS Accounting Standards non-cash, non-taxable net gain on the distribution of Sandoz Group AG to Novartis AG shareholders (refer to Note 3 for further details).
The Sandoz business operated in the off-patent medicines segment and specialized in the development, manufacturing, and marketing of generic pharmaceuticals and biosimilars. The Sandoz business was organized globally into two franchises: Generics and Biosimilars.
As the Sandoz business spin-off was completed on October 3, 2023, there were no operating results in 2024 related to discontinued operations.

Net income from discontinued operations
(USD millions unless indicated otherwise)	Q4 2023	FY 2023 [1]

Net sales to third parties from discontinued operations		7 128

Sales to continuing operations		300

Net sales from discontinued operations		7 428

Other revenues		19

Cost from goods sold		-4 044

Gross profit from discontinued operations		3 403

Selling, general and administration		-1 728

Research and development		-671

Other income		56

Other expense		-795

Operating income from discontinued operations		265

Income from associated companies		2

Interest expense		-33

Other financial income and expense		-20

Income before taxes from discontinued operations		214

Income taxes [2]	-18	208

Net (loss)/income from discontinued operations before gain on distribution from Sandoz Group AG to Novartis AG shareholders	-18	422

Gain on distribution from Sandoz Group AG to Novartis AG shareholders [3]	5 860	5 860

Net income from discontinued operations	5 842	6 282

[1] The net income from discontinued operations for 2023 is for the period from January 1, 2023, to the October 3, 2023, Distribution date.
[2] The tax rate in 2023 was impacted by non-recurring items such as tax benefits arising from intercompany transactions to effect the spin-off of the Sandoz business, net decreases in uncertain tax positions of the Sandoz business and the favorable settlement of a tax matter related to the Alcon business, which was spun-off in 2019. Excluding these impacts, the tax rate would have been 31.2% in 2023. The tax expense in the fourth quarter 2023 mainly arose from transactions to effect the spin-off of the Sandoz business.

[3] See Note 3 for further details on the non-taxable, non-cash gain on distribution of Sandoz Group AG to Novartis AG shareholders.
Supplemental disclosures related to discontinued operations
Net income from discontinued operations
Included in net income from discontinued operations were:
(USD millions unless indicated otherwise)	FY 2023 [1]

Interest income	2

Depreciation of property, plant and equipment	-144

Depreciation of right-of-use assets	-32

Amortization of intangible assets	-171

Impairment charges on property, plant and equipment	-5

Impairment charges on right-of-use assets	-8

Impairment charges on intangible assets	-44

Impairment reversals of property, plant and equipment	1

Additions to restructuring provisions	-27

Equity-based compensation expense related to Novartis equity-based participation plans	-60

[1] 2023 amounts are for the period from January 1, 2023, to the October 3, 2023, Distribution date.
In 2023 there were no reversals of impairment charges on right-of-use assets or on intangible assets of discontinued operations.

Financial debt
Sandoz business entered into financing agreements with a group of banks under which it borrowed on September 28, 2023, a total amount of USD 3.3 billion. See Note 3 for further disclosures.
Net cash flows used in investing activities from discontinued operations
(USD millions)	Q4 2023	FY 2023

Payments out of provisions for transaction costs attributable to the spin-off of the Sandoz business	-52	-52

Derecognized cash and cash equivalents attributable to the spin-off of the Sandoz business	-686	-686

Other cash flows used in investing activities, net		-385

Net cash flows used in investing activities from discontinued operations	-738	-1 123

Net cash flows from financing activities from discontinued operations
In 2023, the net cash inflows from financing activities from discontinued operations of USD 3.3 billion (Q4 2023: USD 111 million net cash outflows) were mainly driven by USD 3.6 billion (Q4 2023: nil) cash inflows from bank borrowings (including the USD 3.3 billion Sandoz business borrowings from a group of banks on September 28, 2023, Q4 2023: nil) in connection with the Distribution (spin-off) of the Sandoz business to Novartis AG shareholders, partly offset by transaction cost payments of USD 0.2 billion (Q4 2023: USD 0.1 billion) directly attributable to the Distribution (spin-off) of the Sandoz business (see Note 3).
Other information
The following table shows for discontinued operations the additions to property, plant and equipment, right-of-use assets and intangible assets:
(USD millions)	FY 2023 [1]

Additions to property, plant and equipment	245

Additions to right-of-use assets	66

Additions to goodwill and intangible assets	221

[1] The additions for 2023 are for the period from January 1, 2023, to the October 3, 2023, Distribution date.
For additional information related to the October 3, 2023, distribution (spin-off) of the Sandoz business to Novartis AG shareholders, effected through a dividend in kind distribution of Sandoz Group AG shares to Novartis AG shareholders and ADR holders, refer to Note 3.

12. Events subsequent to the December 31, 2024, consolidated balance sheet
Dividend proposal for 2024 and approval of Novartis 2024 consolidated financial statements
On January 30, 2025, the Novartis AG Board of Directors proposed the acceptance of the 2024 consolidated financial statements of Novartis for approval by the Annual General Meeting on March 7, 2025. Furthermore, also on January 30, 2025, the Board proposed a dividend of CHF 3.50 per share to be approved at the Annual General Meeting on March 7, 2025. If approved, the total dividend payments would amount to approximately USD 7.6 billion (2023: USD 7.6 billion), using the CHF/USD December 31, 2024, exchange rate.
Significant transaction closed in January 2025
In the fourth quarter of 2024, Novartis entered into a long-term research and development agreement which closed on January 11, 2025. For additional information see Note 10.

Supplementary information (unaudited)

Non-IFRS measures as defined by Novartis
Novartis uses certain non-IFRS Accounting Standards metrics when measuring performance, especially when measuring current-year results against prior periods, including core results, constant currencies and free cash flow. These are referred to by Novartis as non-IFRS measures.
Despite the use of these measures by management in setting goals and measuring the Company’s performance, these are non-IFRS measures that have no standardized meaning prescribed by IFRS Accounting Standards. As a result, such measures have limits in their usefulness to investors.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS Accounting Standards measures) may not be comparable to the calculation of similar measures of other companies. These non-IFRS measures are presented solely to permit investors to more fully understand how the Company’s management assesses underlying performance. These non-IFRS measures are not, and should not be viewed as, a substitute for IFRS Accounting Standards measures and should be viewed in conjunction with the consolidated financial statements presented in accordance with IFRS Accounting Standards.
As an internal measure of Company performance, these non-IFRS measures have limitations, and the Company’s performance management process is not solely restricted to these metrics.
Core results
The Company’s core results – including core operating income, core net income and core earnings per share – exclude fully the amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss, impact of IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” to other financial income and expense, and certain acquisition- and divestment-related items. The following items that exceed a threshold of USD 25 million are also excluded: integration- and divestment-related income and expenses; divestment gains and losses; restructuring charges/releases and related items; legal-related items; impairments of property, plant and equipment, software, and financial assets, and income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 25 million threshold.
Novartis believes that investor understanding of the Company’s performance is enhanced by disclosing core measures of performance since, core measures exclude items that can vary significantly from year to year, they enable better comparison of business performance across years. For this same reason, Novartis uses these core measures in addition to IFRS Accounting Standards measures and other measures as important factors in assessing the Company’s performance.
The following are examples of how these core measures are used:
• In addition to monthly reports containing financial information prepared under IFRS Accounting Standards, senior management receives a monthly analysis incorporating these non-IFRS core measures.
• Annual budgets are prepared for both IFRS Accounting Standards and non-IFRS core measures.
As an internal measure of Company performance, the core results measures have limitations, and the Company’s performance management process is not solely restricted to these metrics. A limitation of the core results measures is that they provide a view of the Company’s operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of intangible assets, impairments to property, plant and equipment and restructurings and related items.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect the Company’s financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding the impact of fluctuations in exchanges rates:
• The impact of translating the income statements of consolidated entities from their non-USD functional currencies to USD
• The impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
We calculate constant currency measures by translating the current year’s foreign currency values for sales and other income statement items into USD (excluding the IAS Standards 29 “Financial Reporting in Hyperinflationary Economies” adjustments to the local currency income statements of subsidiaries operating in hyperinflationary economies), using the average exchange rates from the prior year and comparing them to the prior year values in USD.
We use these constant currency measures in evaluating the Company’s performance, since they may assist us in evaluating our ongoing performance from year to year. However, in performing our evaluation,

we also consider equivalent measures of performance that are not affected by changes in the relative value of currencies.
Growth rate calculation
For ease of understanding, Novartis uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared with the prior year is shown as a positive growth.
Free cash flow
Novartis defines free cash flow as net cash flows from operating activities less purchases of property, plant and equipment. Management believes that this definition provides a performance measure that focuses on core operating activities, and also excludes items that can vary significantly from year to year, thereby enabling better comparison of business performance across years.
Free cash flow is a non-IFRS measure, which means it should not be interpreted as a measure determined under IFRS Accounting Standards. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS Accounting Standards. Free cash flow is presented as additional information because management believes it is a useful supplemental indicator of the Company’s ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is a measure of the net cash generated that is available for investment in strategic opportunities, returning to shareholders and for debt repayment.
Additional information
Net debt
Novartis calculates net debt as current financial debts and derivative financial instruments plus non-current financial debts less cash and cash equivalents and marketable securities, commodities, time deposits and derivative financial instruments.
Net debt is presented as additional information because it sets forth how management monitors net debt or liquidity and management believes it is a useful supplemental indicator of the Company’s ability to pay dividends, to meet financial commitments, and to invest in new strategic opportunities, including strengthening its balance sheet.
See page 56 for additional disclosures related to net debt.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results
The following tables provide an overview of the reconciliation from IFRS Accounting Standards results to non-IFRS measure core results:
Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
(USD millions unless indicated otherwise)	Q4 2024	Q4 2023	FY 2024	FY 2023

IFRS Accounting Standards operating income from continuing operations	3 530	2 582	14 544	9 769

Amortization of intangible assets	800	834	3 174	3 730

Impairments

Intangible assets	405	380	1 401	3 044

Property, plant and equipment related to the company-wide rationalization of manufacturing sites	18	2	18	5

Other property, plant and equipment	2	6	9	39

Total impairment charges	425	388	1 428	3 088

Acquisition or divestment of businesses and related items

- Income	-143	-110	-458	-174

- Expense	128	126	483	149

Total acquisition or divestment of businesses and related items, net	-15	16	25	-25

Other items

Divestment gains	1	-3	-45	-225

Financial assets - fair value adjustments	32	36	45	105

Restructuring and related items

- Income	-17	-75	-123	-229

- Expense	152	229	487	1 180

Legal-related items

- Income		-124		-608

- Expense		35	89	66

Additional income	-78	-163	-183	-602

Additional expense	29	66	53	123

Total other items	119	1	323	-190

Total adjustments	1 329	1 239	4 950	6 603

Core operating income from continuing operations	4 859	3 821	19 494	16 372

as % of net sales	36.9%	33.5%	38.7%	36.0%

Loss from associated companies	-3	-6	-38	-13

Core adjustments to loss from associated companies, net of tax			26

Interest expense	-275	-217	-1 006	-855

Other financial income and expense	33	18	140	222

Core adjustments to other financial income and expense	50	119	155	208

Income taxes, adjusted for above items (core income taxes)	-731	-609	-3 016	-2 488

Core net income from continuing operations	3 933	3 126	15 755	13 446

Core net income from discontinued operations [1]				889

Core net income	3 933	3 126	15 755	14 335

Core net income attributable to shareholders of Novartis AG	3 932	3 126	15 757	14 331

Core basic EPS from continuing operations (USD) [2]	1.98	1.53	7.81	6.47

Core basic EPS from discontinued operations (USD) [1,2]				0.43

Core basic EPS (USD) [2]	1.98	1.53	7.81	6.90

[1] For details on discontinued operations core results refer to page 52.
[2] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
Fourth quarter
(USD millions unless indicated otherwise)	Q4 2024 IFRS Accounting Standards results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	Q4 2024 Core results	Q4 2023 Core results

Gross profit from continuing operations	10 234	730			10	10 974	9 579

Operating income from continuing operations	3 530	800	425	-15	119	4 859	3 821

Income before taxes from continuing operations	3 285	800	425	-15	169	4 664	3 735

Income taxes [5]	-465	-153	-48	-1	-64	-731	-609

Net income from continuing operations	2 820					3 933	3 126

Net income	2 820					3 933	3 126

Basic EPS from continuing operations (USD) [6]	1.42					1.98	1.53

Basic EPS (USD) [6]	1.42					1.98	1.53

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-3 324	730			10	-2 584	-2 197

The following are adjustments to arrive at core operating income from continuing operations

Research and development	-2 842	70	295		-25	-2 502	-2 231

Other income	298		-1	-143	-128	26	73

Other expense	-659		131	128	262	-138	-156

The following are adjustments to arrive at core income before taxes from continuing operations

Other financial income and expense	33				50	83	137

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products; research and development includes the amortization of acquired rights to technologies

[2] Impairments: research and development includes net impairment charges related to intangible assets; other income and other expense includes net impairment charges related to property, plant and equipment; other expense also includes a goodwill impairment

[3] Acquisition or divestment of businesses and related items, including integration charges: other expense includes integration cost charges and expenses related to the Sandoz distribution; other income includes divestment gains and adjustments to provisions; other income and other expense include transitional service-fee income

[4] Other items: cost of goods sold, other income and other expense include restructuring income and charges related to the initiative to implement a new streamlined organizational model, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold includes contingent consideration adjustments; other income and other expense include fair value adjustments on financial assets and a curtailment adjustment; other income also includes an adjustment to environmental provisions and a fair value adjustment on a contingent receivable; other expense includes adjustments to environmental provisions; other financial income and expense includes the impact of IAS Standards 29 "Financial Reporting in Hyperinflationary Economies" for subsidiaries operating in hyperinflationary economies

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets other than goodwill and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 1.4 billion to arrive at the core results before tax amounts to USD 266 million and the average tax rate on the total adjustments was 19.3%.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Total Company
Full year
(USD millions unless indicated otherwise)	FY 2024 IFRS Accounting Standards results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items [3]	Other items [4]	FY 2024 Core results	FY 2023 Core results

Gross profit from continuing operations	38 895	2 965	-9		21	41 872	37 959

Operating income from continuing operations	14 544	3 174	1 428	25	323	19 494	16 372

Income before taxes from continuing operations	13 640	3 174	1 428	25	504	18 771	15 934

Income taxes [5]	-1 701	-592	-74	-8	-641	-3 016	-2 488

Net income from continuing operations	11 939					15 755	13 446

Net income from discontinued operations [6]							889

Net income	11 939					15 755	14 335

Basic EPS from continuing operations (USD) [6]	5.92					7.81	6.47

Basic EPS from discontinued operations (USD) [7]							0.43

Basic EPS (USD) [6]	5.92					7.81	6.90

The following are adjustments to arrive at core gross profit from continuing operations

Cost of goods sold	-12 827	2 965	-9		21	-9 850	-8 701

The following are adjustments to arrive at core operating income from continuing operations

Selling, general and administration	-12 566				2	-12 564	-12 489

Research and development	-10 022	209	500	23	-12	-9 302	-8 600

Other income	1 175		-1	-458	-443	273	392

Other expense	-2 938		938	460	755	-785	-890

The following are adjustments to arrive at core income before taxes from continuing operations

Loss from associated companies	-38				26	-12	-13

Other financial income and expense	140				155	295	430

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products; research and development includes the amortization of acquired rights to scientific infrastructure and technologies

[2] Impairments: cost of goods sold and research and development include net impairment charges related to intangible assets; other income and other expense include net impairment charges related to property, plant and equipment; other expense also includes a goodwill impairment

[3] Acquisition or divestment of businesses and related items, including integration charges: research and development and other expense include integration cost charges; other income includes divestment gains; other income and other expense include transitional service-fee income and expenses related to the Sandoz distribution, and adjustments to provisions

[4] Other items: cost of goods sold, selling, general and administration, research and development, other income and other expense include restructuring income and charges related to the initiative to implement a new streamlined organizational model, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and research and development also include contingent consideration adjustments; other income and other expense include adjustments to environmental provisions, fair value adjustments on financial assets, a fair value adjustment on a contingent receivable and other costs and items; other income also includes divestment gains; other expense includes legal related items and a curtailment adjustment; loss from associated companies includes a divestment adjustment related to the sale of an investment in associated companies; other financial income and expense includes the impact of IAS Standards 29 "Financial Reporting in Hyperinflationary Economies" for subsidiaries operating in hyperinflationary economies, currency devaluation losses, an adjustment related to the gain on sale of financial assets and interests on tax related items

[5] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets other than goodwill and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 5.1 billion to arrive at the core results before tax amounts to USD 1.3 billion and the average tax rate on the total adjustments was 25.6%.

[6] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

Reconciliation from IFRS Accounting Standards results to non-IFRS measure core results – Discontinued operations
Fourth quarter
(USD millions unless indicated otherwise)	Q4 2023 IFRS Accounting Standards results	Amortization of intangible assets	Impairments	Acquisition or divestment of businesses and related items	Other items	Q4 2023 Core results

Gross profit from discontinued operations

Operating income from discontinued operations

Income before taxes from discontinued operations

Income taxes [1]	-18				18

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	-18

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	5 860			-5 860

Net income from discontinued operations	5 842

Basic EPS from discontinued operations (USD) [2]	2.85

[1] Taxes on the adjustments between IFRS and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect.

[2] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

Full year
(USD millions unless indicated otherwise)	FY 2023 IFRS Accounting Standards results	Amortization of intangible assets [1]	Impairments [2]	Acquisition or divestment of businesses and related items	Other items [3]	FY 2023 Core results

Gross profit from discontinued operations	3 403	165	34		57	3 659

Operating income from discontinued operations	265	165	43		712	1 185

Income before taxes from discontinued operations	214	165	43		718	1 140

Income taxes [4]	208	-29	-8		-422	-251

Net income from discontinued operations before gain on distribution of Sandoz Group AG to Novartis AG shareholders	422					889

Gain on distribution of Sandoz Group AG to Novartis AG shareholders	5 860			-5 860

Net income from discontinued operations	6 282					889

Basic EPS from discontinued operations (USD) [5]	3.02					0.43

The following are adjustments to arrive at core gross profit from discontinued operations

Cost of goods sold	-4 044	165	34		57	-3 788

The following are adjustments to arrive at core operating income from discontinued operations

Selling, general and administration	-1 728				25	-1 703

Research and development	-671		10			-661

Other income	56		-1		-24	31

Other expense	-795				654	-141

The following are adjustments to arrive at core income before taxes from discontinued operations

Other financial income and expense	-20				6	-14

[1] Amortization of intangible assets: cost of goods sold includes the amortization of acquired rights to currently marketed products and other production-related intangible assets
[2] Impairments: cost of goods sold and research and development include impairment charges related to intangible assets; other income includes a reversal of impairment charges related to property, plant and equipment

[3] Other items: cost of goods sold, selling, general and administration, other income and other expense include charges related to the Sandoz distribution, the company-wide rationalization of manufacturing sites and other net restructuring charges and related items; cost of goods sold and selling, general and administration also include adjustments to provisions; other expense includes legal-related items; other financial income and expense includes the impact of IAS 29 “Financial reporting in Hyperinflationary Economies” for subsidiaries operating in hyperinflationary economies

[4] Taxes on the adjustments between IFRS Accounting Standards and core results, for each item included in the adjustment, take into account the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions. Adjustments related to income from associated companies are recorded net of any related tax effect. Due to these factors and the differing effective tax rates in the various jurisdictions, the tax on the total adjustments of USD 926 million to arrive at the core results before tax amounts to USD 459 million and the average tax rate on the adjustments was 49.5%.

[5] Core earnings per share (EPS) is calculated by dividing core net income attributable to shareholders of Novartis AG by the weighted average number of shares used in the basic EPS calculation outstanding in a reporting period.

Non-IFRS measure Free cash flow
The following table is a reconciliation of the three major categories of the IFRS Accounting Standards consolidated statements of cash flows to the non-IFRS measure free cash flow:
Fourth quarter
	Q4 2024			Q4 2023

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities from continuing operations	4 193		4 193	2 547		2 547

Total net cash flows from operating activities	4 193		4 193	2 547		2 547

Net cash flows used in investing activities from continuing operations	-3 033	2 475	-558	-1 022	616	-406

Net cash flows used in investing activities from discontinued operations				-738	738	0

Total net cash flows used in investing activities [1]	-3 033	2 475	-558	-1 760	1 354	-406

Net cash flows used in financing activities from continuing operations	-2 996	2 996	0	-496	496	0

Net cash flows used in financing activities from discontinued operations				-111	111	0

Total net cash flows used in financing activities [2]	-2 996	2 996	0	-607	607	0

Non-IFRS measure free cash flow from continuing operations			3 635			2 141

Total non-IFRS measure free cash flow			3 635			2 141

[1] With the exception of purchases of property, plant and equipment, all net cash flows used in investing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

[2] Net cash flows used in financing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

Full year
	FY 2024			FY 2023

(USD millions)	IFRS Accounting Standards cash flow	Adjustments	Free cash flow	IFRS Accounting Standards cash flow	Adjustments	Free cash flow

Net cash flows from operating activities from continuing operations	17 619		17 619	14 220		14 220

Net cash flows from operating activities from discontinued operations				238		238

Total net cash flows from operating activities	17 619		17 619	14 458		14 458

Net cash flows (used in)/from investing activities from continuing operations	-7 513	6 147	-1 366	6 719	-7 779	-1 060

Net cash flows used in investing activities from discontinued operations				-1 123	904	-219

Total net cash flows (used in)/from investing activities [1]	-7 513	6 147	-1 366	5 596	-6 875	-1 279

Net cash flows used in financing activities from continuing operations	-11 742	11 742	0	-17 564	17 564	0

Net cash flows from financing activities from discontinued operations				3 286	-3 286	0

Total net cash flows used in financing activities [2]	-11 742	11 742	0	-14 278	14 278	0

Non-IFRS measure free cash flow from continuing operations			16 253			13 160

Non-IFRS measure free cash flow from discontinued operations						19

Total non-IFRS measure free cash flow			16 253			13 179

[1] With the exception of purchases of property, plant and equipment, all net cash flows (used in)/from investing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

[2] Net cash flows (used in)/from financing activities from continuing operations and from discontinued operations are excluded from the free cash flow.

The following table is a summary of the non-IFRS measure free cash flow:
Fourth quarter
(USD millions)	Q4 2024	Q4 2023

Operating income from continuing operations	3 530	2 582

Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	1 660	1 625

Change in provisions and other non-current liabilities	165	-171

Other	174	393

Operating income from continuing operations adjusted for non-cash items	5 529	4 429

Interest received and change in other financial receipts	142	189

Interest paid and change in other financial payments	-299	-241

Income taxes paid	-924	-1 093

Payments out of provisions and other net cash movements in non-current liabilities	-260	-353

Change in inventories and trade receivables less trade payables	548	357

Change in other net current assets and other operating cash flow items	-543	-741

Net cash flows from operating activities from continuing operations	4 193	2 547

Purchases of property, plant and equipment	-558	-406

Non-IFRS measure free cash flow from continuing operations	3 635	2 141

Total non-IFRS measure free cash flow	3 635	2 141

Full year
(USD millions)	FY 2024	FY 2023

Operating income from continuing operations	14 544	9 769

Reversal of non-cash items and other adjustments
Depreciation, amortization and impairments	6 114	8 383

Change in provisions and other non-current liabilities	696	61

Other	817	728

Operating income from continuing operations adjusted for non-cash items	22 171	18 941

Dividends received from associated companies and others	1	2

Interest received and other financial receipts	489	735

Interest paid and other financial payments	-971	-768

Income taxes paid	-2 258	-2 787

Payments out of provisions and other net cash movements in non-current liabilities	-1 107	-1 534

Change in inventories and trade receivables less trade payables	-1 261	-1 571

Change in other net current assets and other operating cash flow items	555	1 202

Net cash flows from operating activities from continuing operations	17 619	14 220

Purchases of property, plant and equipment	-1 366	-1 060

Non-IFRS measure free cash flow from continuing operations	16 253	13 160

Non-IFRS measure free cash flow from discontinued operations [1]		19

Total non-IFRS measure free cash flow	16 253	13 179

[1] In 2023, the free cash flow from discontinued operations was a cash inflow of USD 19 million consisting of USD 238 million net cash inflows from operating activities from discontinued operations, less purchases of property, plant and equipment by discontinued operations of USD 219 million.

Additional information
Net debt
Condensed consolidated changes in net debt
Fourth quarter
(USD millions)	Q4 2024	Q4 2023

Net change in cash and cash equivalents	-2 150	988

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	2 305	-340

Change in net debt	155	648

Net debt at October 1	-16 296	-10 831

Net debt at December 31	-16 141	-10 183

Full year
(USD millions)	FY 2024	FY 2023

Net change in cash and cash equivalents	-1 934	5 876

Change in marketable securities, commodities, time deposits, financial debts and derivatives financial instruments	-4 024	-8 814

Change in net debt	-5 958	-2 938

Net debt at January 1	-10 183	-7 245

Net debt at December 31	-16 141	-10 183

Components of net debt
(USD millions)	Dec 31, 2024	Dec 31, 2023

Non-current financial debts	-21 366	-18 436

Current financial debts and derivative financial instruments	-8 232	-6 175

Total financial debts	-29 598	-24 611

Less liquidity

Cash and cash equivalents	11 459	13 393

Marketable securities, commodities, time deposits and derivative financial instruments	1 998	1 035

Total liquidity	13 457	14 428

Net debt at end of period	-16 141	-10 183

Share information
	Dec 31, 2024	Dec 31, 2023

Number of shares outstanding	1 975 089 248	2 044 033 986

Registered share price (CHF)	88.70	84.87

ADR price (USD)	97.31	100.97

Market capitalization (USD billions) [1]	193.9	206.3

Market capitalization (CHF billions) [1]	175.2	173.5

[1] Market capitalization is calculated based on the number of shares outstanding (excluding treasury shares). Market capitalization in USD is based on the market capitalization in CHF converted at the quarter end CHF/USD exchange rate.

Effects of currency fluctuations
Principal currency translation rates
(USD per unit)	Average rates Q4 2024	Average rates Q4 2023	Average rates FY 2024	Average rates FY 2023	Period-end rates Dec 31, 2024	Period-end rates Dec 31, 2023

1 CHF	1.140	1.127	1.136	1.113	1.107	1.189

1 CNY	0.139	0.138	0.139	0.141	0.137	0.141

1 EUR	1.067	1.076	1.082	1.082	1.041	1.107

1 GBP	1.282	1.241	1.278	1.243	1.256	1.275

100 JPY	0.657	0.676	0.661	0.713	0.640	0.707

100 RUB	0.997	1.079	1.080	1.185	0.889	1.111

Currency impact on key figures
The following table provides a summary of the currency impact on key Company figures due to their conversion into US dollars, the Company’s reporting currency, of the financial data from entities reporting in non-US dollars. Constant currency (cc) calculations apply the exchange rates of the prior year period to the current period financial data for entities reporting in non-US dollars.
Fourth quarter
	Change in USD % Q4 2024	Change in constant currencies % Q4 2024	Percentage point currency impact Q4 2024

Net sales from continuing operations	15	16	-1

Operating income from continuing operations	37	39	-2

Net income from continuing operations	7	6	1

Basic earnings per share (USD) from continuing operations	10	10	0

Core operating income from continuing operations	27	29	-2

Core net income from continuing operations	26	29	-3

Core basic earnings per share (USD) from continuing operations	29	33	-4

Full year
	Change in USD % FY 2024	Change in constant currencies % FY 2024	Percentage point currency impact FY 2024

Net sales from continuing operations	11	12	-1

Operating income from continuing operations	49	55	-6

Net income from continuing operations	39	45	-6

Basic earnings per share (USD) from continuing operations	43	49	-6

Core operating income from continuing operations	19	22	-3

Core net income from continuing operations	17	21	-4

Core basic earnings per share (USD) from continuing operations	21	24	-3

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “may,” “can,” “will,” “continue,” “ongoing,” “grow,” “launch,” “expect,” “deliver,” “address,” “accelerate,” “deliver,” “scaling,” “guidance,” “outlook,” “long-term,” “priority,” “potential,” “momentum,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding results of ongoing clinical trials; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings; or by discussions of strategy, plans, expectations or intentions, including discussions regarding our continued investment into new R&D capabilities and manufacturing; or regarding our capital structure. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. There can be no guarantee that the investigational or approved products described in this press release will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that such products will be commercially successful in the future. Neither can there be any guarantee expected benefits or synergies from the transactions described in this press release will be achieved in the expected timeframe, or at all. In particular, our expectations could be affected by, among other things: uncertainties concerning global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding the success of key products, commercial priorities and strategy; uncertainties in the research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; uncertainties regarding our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; uncertainties in the development or adoption of potentially transformational digital technologies, including artificial intelligence, and business models; uncertainties surrounding the implementation of our new IT projects and systems; uncertainties regarding potential significant breaches of information security or disruptions of our information technology systems; uncertainties regarding actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; our performance on and ability to comply with environmental, social and governance measures and requirements; major geo- and socio-political developments, including impact of the war in certain parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis.

About Novartis
Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 250 million people worldwide.
Reimagine medicine with us: Visit us at https://www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.
Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.
Detailed financial results accompanying this press release are included in the condensed financial report at the link below. Additional information is provided on our business and pipeline of selected compounds in late-stage development. A copy of today’s earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.
Novartis issued its 2024 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2024 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request. Novartis also issued its Novartis in Society Integrated Report 2024 today, and it is available at www.novartis.com.
Important dates
March 7, 2025
Annual General Meeting
April 29, 2025
First quarter 2025 results
July 17, 2025
Second quarter & half year 2025 results
October 28, 2025
Third quarter & nine months 2025 results